Exhibit 99.50

EXECUTION VERSION

AMENDED AND RESTATED

CREDIT AND GUARANTEE AGREEMENT

Dated as of July 14, 2017

Between

LITHIUM AMERICAS CORP.

as the Borrower

and

2265866 ONTARIO INC.

LITHIUM NEVADA CORPORATION

KV PROJECT LLC

as Guarantors

and

GFL INTERNATIONAL CO., LTD. and

BCP INNOVATION PTE. LTD.

as the Lenders

and

BNY TRUST COMPANY OF CANADA

as the Administrative Agent for the Lenders

and

THE BANK OF NEW YORK MELLON

as the U.S. Collateral Agent for the Lenders

i

SECTION 7 REPRESENTATIONS AND WARRANTIES		36
7.1	Organization, etc.	36
7.2	Due Authorization, Non-Contravention, etc.	36
7.3	Authorization, Governmental Approvals, etc.	36
7.4	Validity, etc.	37
7.5	Financial Condition	37
7.6	Proceedings	37
7.7	Intellectual Property	37
7.8	Ownership of Property	38
7.9	Leased Real Property	38
7.10	Corporate Structure	38
7.11	Title: Security Documents	38
7.12	Material Contracts	38
7.13	Labour Matters	39
7.14	Compliance with Laws	39
7.15	No Default	39
7.16	Condemnation	39
7.17	Insurance	39
7.18	Taxes	40
7.19	Pension and Benefit Plans	40
7.20	Environmental Matters	40
7.21	Accuracy of Information	41
7.22	Financial Advisors	41
7.23	No Material Adverse Effect	41
7.24	Distribution Account/Investment Accounts	41
7.25	Acknowledgment	41

SECTION 8 COVENANTS		41
8.1	Affirmative Covenants	41
8.2	Negative Covenants	53

SECTION 9 EVENTS OF DEFAULT		59
9.1	Listing of Events of Default	59
9.2	Action if Bankruptcy	61
9.3	Action if Other Event of Default	61
9.4	Application of Payments	62
9.5	Default Set-off	62
9.6	Security Sharing	63

SECTION 10 THE ADMINISTRATIVE AGENT		63
10.1	Authorization of Administration Agent and U.S. Collateral Agent; Actions	63
10.2	Administrative Agent and U.S. Agent Compensation	64
10.3	Exculpation	64
10.4	Successor	64
10.5	Indemnification by Lenders	65
10.6	Credit Decisions	66
10.7	Copies, etc.	66
10.8	Administrative Agent Rights and Limitation of Liability	66

ii

10.9	Merger or Consolidation	70
10.10	Anti-Terrorism Laws	70
10.11	Electronic Methods	70

SECTION 11 ACCOUNTS		71

SECTION 12 MISCELLANEOUS PROVISIONS		71
12.1	Waivers, Amendments, etc.	71
12.2	Notices	72
12.3	Payment of Costs and Expenses	72
12.4	Indemnification	73
12.5	Survival	74
12.6	Execution in Counterparts, Effectiveness, etc.	74
12.7	Successors and Assigns	74
12.8	Sale and Transfer of Loans; Participations in Loans	74
12.9	Other Transactions	76
12.10	Submission to Jurisdiction	76
12.11	Judgment Currency	76
12.12	Confidentiality	76
12.13	Discharge of Security	77
12.14	Existing Credit Agreement	77
12.15	Amendment and Restatement	78
12.16	Waiver of Jury Trial	78

SECTION 13 GUARANTEE		78
13.1	Guarantee	78
13.2	Waivers	79
13.3	Benefit of Guarantee	79
13.4	Subordination of Subrogation, etc.	79
13.5	Liability Cumulative	80
13.6	Indemnification and Payment	80
13.7	Obligations Not Affected	80
13.8	Dealing with Others	82
13.9	Equal and Fair Treatment of Administrative Agent and Lenders	82

iii

AMENDED AND RESTATED CREDIT AND GUARANTEE AGREEMENT

THIS AMENDED AND RESTATED CREDIT AND GUARANTEE AGREEMENT, dated as of July 14, 2017, is made and entered among LITHIUM AMERICAS CORP., a corporation formed under the laws of British Columbia (the “Borrower”), its subsidiary 2265866 ONTARIO INC., a corporation formed under the laws of Ontario, LITHIUM NEVADA CORPORATION, a corporation formed under the laws of Nevada and KV PROJECT LLC, a corporation formed under the laws of Nevada (collectively, the “Guarantors”), GFL INTERNATIONAL CO,. LTD. and BCP INNOVATION PTE. LTD., as Lenders (as hereinafter defined), THE BANK OF NEW YORK MELLON as U.S. collateral agent for and on behalf of the Secured Parties (as hereinafter defined) (together with any successor(s) thereto in such capacity, the “U.S. Collateral Agent”) and BNY TRUST COMPANY CANADA, as administrative agent (together with any successor(s) thereto in such capacity, the “Administrative Agent”) for the Secured Parties.

RECITALS

A. WHEREAS, the Borrower owns shares and loans in Minera Exar S.A. (“Minera Exar”), a company domiciled in Argentina, which intends to develop, construct, own and operate: (i) a lithium mine and processing plant (the “Stage 1 Project”) and (ii) thereafter facilities related to potash production.

B. WHEREAS, Borrower, Guarantors and GFL established a credit facility by GFL in favour of the Borrower pursuant to a Credit and Guarantee Agreement dated June 7, 2017 (the “Existing Credit Agreement”);

C. AND WHEREAS the parties hereto wish to amend and restate the Existing Credit Agreement to, among other things, add BCPI as a Lender, appoint BNY Trust Company of Canada as the Administrative Agent and appoint The Bank of New York Mellon as the U.S. Collateral Agent, pursuant to the terms hereof;

D. WHEREAS, the Lenders are willing, on the terms and subject to the conditions hereinafter set forth, to make Loans to the Borrower in order to finance the completion of the Stage 1 Project.

E. WHEREAS, the Guarantors are willing to guarantee the obligations of the Borrower hereunder in accordance with the terms and conditions set out herein.

FOR VALUE RECEIVED, the parties agree as follows:

SECTION 1

DEFINITIONS AND ACCOUNTING TERMS

1.1	Defined Terms.

The following terms (whether or not capitalized) when used in this Agreement, including its preamble and recitals, shall, except where the context otherwise requires, have the following meanings (such meanings to be equally applicable to the singular and plural forms thereof):

(1)

“Acceptable Bank” means (a) any Lender or (b) any other bank or trust company which has capital, surplus and undivided profits of at least $500,000,000 and has outstanding unsecured long-term indebtedness which is rated A or better by S&P or A2 or better by Moody’s (or an equivalent rating by another nationally recognized statistical rating organization of similar standing if neither such corporation is then in the business of rating unsecured bank indebtedness).

(2)	“Additional Compensation” is defined in Section 5.1(3).

(3)	“Administrative Agent” is defined in the preamble and includes each other Person as shall have subsequently been appointed as the successor Administrative Agent pursuant to Section 10.4.

(4)

“Administrative Agent’s Account for Payments” means for all payments for and by the Borrower in US Dollars, the following account maintained by the Administrative Agent, to which payments and transfers are to be effected as follows:

[Bank and intermediary bank details redacted for confidentiality.]

or any other account of the Administrative Agent as the Administrative Agent may from time to time advise the Borrower and the Lenders in writing.

(5)

“Affiliate” means any Person that directly or indirectly controls, or is under common control with, or is controlled by, another Person and, if such Person is an individual, any member of the immediate family (including parents, spouse, children and siblings) of such individual and any trust whose principal beneficiary is such individual or one or more members of such immediate family and any Person who is controlled by any such member or trust. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise). Notwithstanding the foregoing, the definition of “Affiliate” shall not encompass (a) any individual solely by reason of his or her being a director, officer or employee of any Person and (b) the Administrative Agent or any Lender. A Person shall be deemed to be “controlled by” any other Person if such other Person possesses, directly or indirectly, power (a) to vote 10% or more of the securities (on a fully diluted basis) having ordinary voting power for the election of directors or managing members or general partners; or (b) to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(6)

“Aggregate Commitment” means the aggregate of the Commitments of all the Lenders as reduced from time to time pursuant to the terms hereof and which, as of the date hereof, is US$205,000,000 if the BCPI Effective Event Occurs and US$125,000,000 if the BCPI Effective Event does not occur.

(7)

“Agreement” means, on any date, this Credit and Guarantee Agreement as originally in effect on the Effective Date and as thereafter from time to time amended, supplemented, amended and restated, or otherwise modified and in effect on such date.

(8)

“Applicable Percentage” means, with respect to any Lender at any time, the relative proportion of any Loans made by such Lender to the aggregate of all Loans outstanding at such time expressed as a percentage.

(9)	“Arm’s Length” means the opposite of “Non-Arm’s Length” as defined under the Income Tax Act (Canada).

(10)	“Assignee Lender” is defined in Section 12.8(1).

(11)

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree, by-law, rule or regulation of any Government Authority having jurisdiction over such Person and having the force of applicable law.

(12)

“Authorized Officer” means: (a) with respect to any Person that is a corporation or a limited liability company, the President, Vice President, or Chief Financial Officer of such Person, or any other Person from time to time authorized to sign notices or documents on such Person’s behalf in connection with any of the Loan Documents; and (b) with respect to any Person that is a partnership, the President, Vice President or Chief Financial Officer of a general partner of such Person or any other Person from time to time authorized to sign notices or documents on such Person’s behalf in connection with any of the Loan Documents.

(13)	“BCPI” means BCP Innovation Pte. Ltd.

(14)	“BCPI Effective Event” is defined in Section 2.1.

(15)

“BCPI Offtake Agreement” means the BCPI Lithium Purchase Agreement dated July14, 2017 between the Borrower and BCPI, as the same may be amended, restated, supplemented, amended and restated, or otherwise modified from time to time.

(16)

“Benefit Plans” means all material employee benefit plans or arrangements maintained or contributed to by a Credit Party that are not Pension Plans, including all profit sharing, savings, supplemental retirement, retiring allowance, severance, deferred compensation, welfare, bonus, incentive compensation, phantom stock, supplementary unemployment benefit plans or arrangements and all life, health, dental and disability plans and arrangements in which the employees or former employees of the Credit Parties participate or are eligible to participate but excluding all stock option or stock purchase plans.

(17)

“BNY Fee Letter” means the fee letter dated as of July 13, 2017 between BNY Trust Company of Canada, The Bank of New York Mellon and the Borrower, as amended, restated, supplemented or otherwise modified from time to time.

(18)	“Borrower” is defined in the preamble, and includes its successors.

(19)	“Borrowing” means the Loans made by all Lenders on the same Business Day and pursuant to the same Borrowing Request in accordance with Section 3.3.

(20)

“Borrowing Request” means a loan request and certificate delivered to the Administrative Agent and the Lenders, duly executed by an Authorized Officer of the Borrower, substantially in the form of Schedule 1.1(20) hereto and which, for the avoidance of doubt, shall include a sources and uses for the requested Borrowing.

(21)

“Business Day” means any day on which commercial banks are generally open for business in all of Bangkok, the Kingdom of Thailand, Vancouver, British Columbia, Canada and Shanghai, People’s Republic of China, other than a Saturday, Sunday or statutory holiday in any of those jurisdictions.

(22)	“Canadian Dollar”, “Dollar” and the signs “$” and “C$” mean lawful money of Canada.

(23)

“Capital Expenditures” means, for any period, the aggregate amount of all expenditures of the Borrower for fixed or capital assets made during such period which, in accordance with GAAP, would be classified as capital expenditures.

(24)	“Change of Control” means an event whereby:

(a)

any Person or group of persons acting jointly or in concert (within the meaning of such phase in the Securities Act (British Columbia)) shall beneficially own or control, directly or indirectly, equity interests in the capital of the Borrower which have or represent more than 50% of the votes that may be cast to elect the directors or other persons charged with the management and direction of the Borrower;

(b)

Borrower shall fail to own, directly or indirectly, legally and beneficially, 100% of the outstanding Stock of any direct Subsidiary acquired or incorporated by the Borrower after the Effective Date (as may be permitted under this Agreement) or 45.75% of the outstanding Stock of Minera Exar free and clear of all Liens (other than Liens created by the Security Documents) or shall otherwise fail to control each such Subsidiary; or

(c)

Borrower shall fail to own directly or indirectly, legally and beneficially, 100% of the outstanding Stock of the other Credit Parties or 45.75% of the outstanding Stock of Minera Exar owned by it as of the Effective Date or any Credit Party acquired or incorporated by it after the Effective Date (as may be permitted under this Agreement) free and clear of any Liens (other than Liens created by the Security Documents) or shall otherwise fail to control any of the other Credit Parties owned by it.

(25)	“Charges” shall mean all lawful claims for labor, materials, supplies and services or otherwise and Taxes assessed, levied or imposed (a) against a Credit Party or (b) upon the Collateral.

(26)

“Collateral” means all right, title and interest in and to: (a) all present and after acquired personal property of the Borrower, including, for the avoidance of doubt, (i) a pledge of the Stock of Lithium Nevada Corporation, (ii) the Distribution Account (including, for the avoidance of doubt, a blocked account agreement, deposit account control agreement or securities account control agreement, as applicable, in favour of the Administrative Agent with respect to such account with the block to be exercisable on an Event of Default), (iii) the Proceeds Account (including, for the avoidance of doubt, a blocked account agreement, deposit account control agreement or securities account control agreement, as applicable, in favour of the Administrative Agent with respect to such account with the block to be exercisable on an Event of Default), and (iv) all present and future investment and other accounts that hold cash and investments of Borrower (including, for the avoidance of doubt, a blocked account agreement, deposit account control agreement or securities account control agreement, as applicable, in favour of Administrative Agent or the U.S. Collateral Agent, as applicable, with respect to such accounts with the block to be exercisable on an Event of Default); (b) all Minera Exar Distributions; and (c) the Stock of KV Project LLC and RheoMinerals Inc., held by certain Guarantors, but excluding, for the avoidance of doubt, any right title or interest in and to any Excluded Collateral, in each case as more particularly charged by the Security Documents, and any other property, real or personal, tangible or intangible, now existing or hereafter acquired by a Credit Party, that becomes subject to a Lien in favour of the Administrative Agent or the U.S. Collateral Agent, as applicable, on behalf of the Secured Parties after the Effective Date to secure any or all of the Obligations.

(27)	“Commitment” means, relative to any Lender, such Lender’s obligation to make Loans pursuant to Section 3.1 in the amount specified in the definition of Commitment Amount.

(28)

“Commitment Amount” means, on any date, with respect to (a) GFL, US$125,000,000 and (b) BCPI, provided the BCPI Effective Event has occurred, US$80,000,000, as each such amount may be reduced from time to time pursuant to Section 4.1(5).

(29)	“Commitment Termination Date” means the earliest of: (a) the fourth anniversary date from the first Drawdown Date; (b) the date on which the

Aggregate Commitment is terminated in full and reduced to zero; (c) the date on which any Commitment Termination Event occurs; and (d) December 31, 2021.

(30)

“Commitment Termination Event” means (a) the occurrence of any Event of Default described in Section 9.1(9) or 9.1(10); and (b) the occurrence and continuance of any other Event of Default and either (i) the declaration of the Loans to be due and payable pursuant to Section 9.3, or (ii) in the absence of such declaration, the giving of notice by the Administrative Agent, acting at the direction of the Majority Lenders, to the Borrower that the Commitments have been terminated.

(31)

“Contest” means, with respect to any Person, with respect to any Charges or any Lien imposed on Property of such Person (or the related underlying claim for labour, material, supplies or services) by any Government Authority for Charges or with respect to obligations under any mechanics’ lien (each, a “Subject Claim”), a contest of the amount, validity or application, in whole or in part, of such Subject Claim pursued in good faith and by appropriate legal, administrative or other proceedings diligently conducted so long as: (a) adequate reserves have been established with respect to such Subject Claim in accordance with GAAP; (b) during the period of such contest the enforcement of such Subject Claim is effectively stayed; (c) neither the Administrative Agent nor any Lender would reasonably be expected to be exposed to any risk of criminal liability or civil liability as a result of such contest; (d) the failure to pay such Subject Claim under the circumstances described above would not otherwise reasonably be expected to have a Material Adverse Effect; and (e) at the time of commencement and during the term of such Contest, no Default or Event of Default shall have occurred and be continuing. The term “Contest” used as a verb shall have a correlative meaning.

(32)	“Credit Party” means each of the Borrower and the Guarantors.

(33)	“Debt” means all items under clauses (a), (b), (c), (f) and (g) of the definition of Indebtedness but excluding deferred Taxes and other deferred credits.

(34)	“Default” means any Event of Default or any condition, occurrence or event which, after notice or lapse of time or both, would constitute an Event of Default.

(35)

“Distribution Account” means the bank account of the Borrower and the bank account of 2265866 Ontario Inc., in both cases, with the Royal Bank of Canada specified on Schedule 1.1(35) hereto into which the proceeds of all Minera Exar Distributions will be deposited or such other replacement bank account as the Borrower or 2265866 Ontario Inc., as applicable, may open from time to time.

(36)	“Drawdown Date” means the date any Loan is advanced to the Borrower in accordance with the terms and conditions hereof.

(37)	“Effective Date” means the date this Agreement becomes effective pursuant to Section 12.6.

(38)

“Environmental Laws” means any and all applicable Government Rules relating to the protection of the environment, human health or safety, or the Release or threatened Release of Hazardous Materials into the indoor or outdoor environment, including ambient air, soil, surface water, groundwater, wetlands, land or subsurface strata, or otherwise relating to the Use of Hazardous Materials, whether now or hereafter in effect.

(39)	“Environmental Permits” means Government Approvals under Environmental Laws.

(40)

“Equivalent Amount” in one currency on any day means the amount of that currency into which a specified amount of another currency can be converted at the Bank of Canada’s applicable foreign exchange rate (or any other rate to which the parties agree) and if that day is not a Business Day, on the immediately preceding Business Day.

(41)	“Event of Abandonment” means the suspension or cessation of the operation of the Stage 1 Project for more than 120 consecutive days.

(42)	“Event of Default” is defined in Section 9.1.

(43)

“Excluded Collateral” means (a) any right, title or interest in and to any Stock or other ownership interest in and to Minera Exar and 2265866 Ontario Inc.; (b) all loans and/or other extensions of credit by any Credit Party to: (i) Minera Exar; and/or (ii) 2265866 Ontario Inc, to the extent such loans and/or other extensions of credit are subsequently advanced by 2265866 Ontario Inc. to Minera Exar or are otherwise used to fund Stage 1 Project Costs; and (c) any right, title or interest in and to any Stock or other ownership interest in and to Potassium S.A., provided that, and subject to Section 8.1(14), the assets described in parts (a) and (b) above shall only constitute “Excluded Collateral” to the extent that the granting of any Lien in the same is restricted and/or prohibited pursuant to the Minera Exar JV Documents (or any documents delivered in connection therewith) without the prior consent of SQM, and such consent has not been provided and/or obtained.

(44)	“Excluded Taxes” is defined in Section 5.3(6).

(45)

“Feasibility Study” means the NI 43-101 Technical Report entitled “Reserve Estimation and Lithium Carbonate and Potash Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina” dated July 11, 2012, as such report may be updated, modified, supplemented or restated from time to time.

(46)	“Final Maturity Date” means the sixth anniversary date of the first Drawdown Date.

(47)	“Fiscal Quarter” means any quarter of a Fiscal Year.

(48)	“Fiscal Year” means any period of twelve consecutive calendar months ending on December 31; references to a Fiscal Year with a number corresponding to any calendar year (e.g., the “2016 Fiscal Year”) refer to the Fiscal Year ending on the December 31 occurring during such calendar year.

(49)	“GAAP” is defined in Section 1.3.

(50)	“GFL” means GFL International Co., Ltd.

(51)

“GFL Offtake Agreement” means the GFL Lithium Purchase Agreement dated June 7, 2017 among the Borrower and Ganfeng Lithium Co., Ltd, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

(52)	“Government Approval” means any material authorization, consent, approval, license, lease, permit, certification, waiver, exemption, of, by or with any Government Authority.

(53)

“Government Authority” means any domestic or foreign government including, without limitation, any federal, provincial, state, territorial or municipal government and any executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government.

(54)

“Government Rule” means any statute, law, regulation, ordinance, rule, judgment, order, decree, permit, concession, grant, franchise, license, agreement, directive, requirement of, or other governmental restriction or any similar binding form of decision of or determination by, or any binding interpretation or administration of any of the foregoing by, any Government Authority, whether now or hereafter in effect, in each case, applicable to any Credit Party.

(55)

“Guarantee” or “Guaranty” means a guarantee, an endorsement, a contingent agreement to purchase or to furnish funds for the payment or maintenance of, or otherwise to be or become contingently liable under or with respect to, the Indebtedness, other obligations, net worth, working capital or earnings of any Person, or a guarantee of the payment of dividends or other distributions upon the stock or equity interests of any Person, or an agreement to purchase, sell or lease (as lessee or lessor) Property of any Person, products, materials, supplies or services primarily for the purpose of enabling a debtor to make payment of his, her or its obligations or an agreement to assure a creditor against loss, and including causing a bank or other financial institution to issue a letter of credit or other similar instrument for the benefit of another Person, but excluding endorsements for collection or deposit in the ordinary course of business. The terms “Guarantee”, “Guaranty” and “Guaranteed” used as verbs shall have correlative meanings.

(56)

“Guarantors” means, as of the Effective Date, 2265866 Ontario Inc., Lithium Nevada Corporation and KV Project LLC and thereafter any other party that becomes a Guarantor hereunder in accordance with the terms hereof.

(57)	“Guaranteed Liability” means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise to assure a creditor against loss) the indebtedness, obligation or any other liability of any other Person (other than by endorsements of instruments in the course of collection), or guarantees the payment of dividends or other distributions upon the shares of any other Person. The amount of any Person’s obligation under any Guaranteed Liability shall (subject to any limitation set forth therein) be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the debt, obligation or other liability guaranteed thereby.

(58)

“Hazardous Material” means, any substance, material or waste which is that is hazardous, radioactive, toxic, a pollutant or a contaminant and regulated by or forms the basis of liability now or hereafter under, any Environmental Laws, including any material or substance which is (a) defined as a “solid waste,” “hazardous waste,” “hazardous material,” “hazardous substance,” “dangerous good,” “extremely hazardous waste,” “restricted hazardous waste,” “pollutant,” “contaminant,” “hazardous constituent,” “special waste,” “toxic substance” or other similar term or phrase under any Environmental Laws, or (b) petroleum or any fraction or by-product thereof, asbestos, polychlorinated biphenyls (PCB’s), or any radioactive substance.

(59)

“herein”, “hereof”, “hereto”, “hereunder” and similar terms contained in this Agreement or any other Loan Document refer to this Agreement or such other Loan Document, as the case may be, as a whole and not to any particular Section, paragraph or provision of this Agreement or such other Loan Document.

(60)

“Impermissible Qualification” means, relative to the opinion or certification of any independent public accountant as to any financial statement of the Borrower, any qualification or exception to such opinion or certification (a) which is of a “going concern” or similar nature; (b) which relates to the limited scope of examination of material matters relevant to such financial statement; or (c) which relates to the treatment or classification of any item in such financial statement and which, as a condition to its removal, would require an adjustment to such item the effect of which would be to cause the Borrower to be in default of any of its obligations under Sections 7.1 or 7.2.

(61)	“including” means including without limiting the generality of any description preceding such term.

(62)

“Indebtedness” of any Person means, without duplication: (a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (b) all obligations, contingent or otherwise, relative to the face amount of all letters of credit, whether or not drawn, and Lender’s acceptances issued for the account of such Person; (c) all obligations of such Person as lessee under leases which have been or should be, in accordance with GAAP, recorded as capitalized lease liabilities; (d) all other items which, in accordance with GAAP, would be included as liabilities on the liability side of the balance sheet of such Person as of the date at which

Indebtedness is to be determined; (e) net liabilities of such Person under all hedging agreements; (f) whether or not so included as liabilities in accordance with GAAP, all deferred payment obligations of such Person, including obligations to pay the deferred purchase price of property or services, and indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse; and (g) all Guaranteed Liabilities of such Person in respect of any of the foregoing. For all purposes of this Agreement, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture in which such Person is a general partner or a joint venturer.

(63)	“Indemnified Liabilities” is defined in Section 12.4.

(64)	“Indemnified Parties” is defined in Section 12.4.

(65)

“Insolvency Laws” shall mean any of the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and Title 11 of the United States Code entitled “Bankruptcy”, each as now and hereafter in effect, any successors to such statutes and any other applicable insolvency or other similar law of any jurisdiction including, without limitation, any law of any jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

(66)	“Insurance Policies” means those policies of insurance delivered pursuant to Section 6.1(4) or otherwise required to be obtained and maintained by the Borrower pursuant to Sections 8.1(6) and 8.1(23).

(67)

“Interest Payment Date” means the dates that are six months and twelve months from the date of the initial drawdown hereunder on or following the satisfaction of the conditions in Section 6.1 and thereafter the same such dates in each following calendar year during the term of this Agreement.

(68)

“Investment” means, for any Person: (a) the acquisition (whether for cash, Property of such Person, services or securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities of any other Person or any agreement to make any such acquisition (including any “short sale” or any sale of any securities at a time when such securities are not owned by the Person entering into such short sale); (b) the making of any deposit with, or advance, loan or other extension of credit to, any other Person (including the purchase of Property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such Property to such Person, but excluding any such advance, loan or extension of credit having a term not exceeding ninety (90) days representing the purchase price of inventory or supplies sold in the ordinary course of business); (c) the entering into of any Guarantee of, or other contingent obligation with respect to, Indebtedness or other liability of any other Person and (without duplication) any amount committed to be advanced, lent or extended to such Person; and (d) the entering into of any hedging arrangement. The amount of any Investment shall be the original principal or capital amount thereof less all returns of principal or equity thereon (and without adjustment by reason of the financial condition of such other Person) and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an original principal or capital amount equal to the fair market value of such property.

(69)

“Investment Accounts” means the accounts described in sub-paragraph (a)(iv) of the definition of “Collateral”, each of which is listed on Schedule 1.1(69) hereto or such other replacement bank account(s) as the Borrower may open from time to time.

(70)

“Investment Agreements” means the investment agreements between Borrower and (i) GFL dated January 17, 2017 and (ii) BCPI dated January 19, 2017, each as replaced, amended, restated, supplemented or otherwise modified from time to time.

(71)	“ITA” shall mean the Income Tax Act (Canada) as the same may, from time to time be in effect.

(72)	“LAC Party” means the Credit Parties and RheoMinerals Inc.

(73)	“Lenders” means either: (i) both GFL and BCPI if the BCPI Effective Event occurs; or (ii) only GFL if the BCPI Effective Event does not occur.

(74)	“Lender Assignment Agreement” means a Lender Assignment Agreement substantially in the form of Schedule 1.1(73) hereto.

(75)

“Lien” means, with respect to any Property of any Person, any mortgage, deed of trust, encumbrance, lien (statutory or otherwise), interest, royalty, pledge, charge, lease, easement, servitude, security interest or encumbrance of any kind in respect of such Property of such Person. For purposes of this Agreement and the other Loan Documents, a Person shall be deemed to own subject to a Lien any Property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement (other than an operating lease) relating to such Property.

(76)	“Loan” means a loan by a Lender hereunder.

(77)	“Loan Documents” means this Agreement, the Security Documents and each other agreement, document or instrument delivered pursuant to any of the foregoing.

(78)

“Majority Lenders” means, at any time, Lenders holding more than 67% of the aggregate unpaid principal amount of the outstanding Loans, except that if no Loans are outstanding, Lenders holding more than 67% of the then Aggregate Commitment.

(79)

“Material Adverse Effect” means, with respect to each of the Credit Parties, on a consolidated basis, a material adverse change in: (i) the business, assets, operations, property, condition (financial or otherwise), or prospects of such party, (ii) such party’s ability to perform their obligations under any Loan Document to which each is a party or (iii) the validity, enforceability or perfection of the Liens created under the Security Documents.

(80)

“Material Contracts” means any contract to which a Credit Party is a party, for which there is no readily available substitute, and the breach or termination of which would reasonably be expected to result in a Material Adverse Effect and “Material Contract” means any of the Material Contracts.

(81)

“Material Authorizations” means those Authorizations (as amended, supplemented, revised or restated as permitted therein from time to time) of any of the Credit Parties, the breach, non-performance, cancellation or non-renewal of which would reasonably be expected to have a Material Adverse Effect.

(82)	“Minera Exar” means Minera Exar S.A.

(83)

“Minera Exar Distribution” means: (i) any payments (principal or interest) made by Minera Exar to any LAC Party in connection with any shareholder loans; and (ii) any dividends, return of capital, distributions or other similar payments made by Minera Exar to any LAC Party, in each case as in accordance with the Minera Exar JV Documents.

(84)	“Minera Exar Distribution Direction” means the irrevocable direction described in sub-paragraph (e) of the definition of Security Agreements.

(85)

“Minera Exar Free Cash Flow” shall mean, with respect to any period, all payments (net of any Taxes, including, for the avoidance of doubt, any withholding Taxes) made to any LAC Party from the net income of Minera Exar (excluding extraordinary gains or losses) derived solely from the Stage 1 Project for such period, including, for the avoidance of doubt, any Minera Exar Distributions during the relevant period.

(86)

“Minera Exar JV Documents” means all agreements and documents governing the legal relationship between Borrower and SQM as it pertains to Minera Exar, the Stage 1 Project and the property related thereto, including, without limitation, the Shareholders Agreement by and among SQM, Borrower, 2265866 Ontario Inc. and Minera Exar, in each case as they exist on the date hereof.

(87)	“Non-Government Approval” means any material authorization, consent, approval, license, lease, waiver or variance by or with any Person (other than any Government Authority).

(88)

“Obligations” means all obligations, liabilities and indebtedness of every kind, nature and description, owing by the Borrower, the Guarantors or any other Obligor under or in connection with this Agreement and each other Loan Document and any related documents, instruments or agreements (but not including, for the avoidance of doubt, the Offtake Agreements, the Investment Agreements or any Investor Rights Agreement (as such term is defined in the respective Investment Agreement) or any documents, instruments or agreements ancillary thereto), including principal, interest, charges, fees, costs and expenses, however evidenced, whether as principal, surety, endorser, guarantor or otherwise, whether now existing or hereafter arising, whether arising before, during or after the initial or any renewal term of the Loan Documents or after the commencement of any case with respect to any of the Borrower, the Guarantors or any other Obligor under any Insolvency Law, or any similar statute (including the payment of interest and other amounts which would accrue and become due but for the commencement of such case, whether or not such amounts are allowed or allowable in whole or in part in such case, whether or not such amounts are allowed or allowable in whole or in part in such case), whether direct or indirect, absolute or contingent, joint or several, due or not due, primary or secondary, liquidated or unliquidated, or secured or unsecured.

(89)	“Obligor” means the Credit Parties and any other Person (other than the Administrative Agent or any Lender) obligated under any Loan Document.

(90)	“Offtake Agreements” means the GFL Offtake Agreement and the BCPI Offtake Agreement.

(91)

“Organizational Document” means, relative to any Person, its articles of organization, formation or incorporation (or comparable document), its by-laws or operating agreement and all shareholder agreements, partnership agreements, member agreements, voting trusts and similar arrangements applicable to ownership.

(92)	“Participant” is defined in Section 12.8(2)

(93)

“Pension Plans” means all plans or arrangements which are considered to be pension plans for the purposes of any applicable pension benefits standards statute or regulation in Canada or elsewhere established, maintained or contributed to by a Credit Party for its employees or former employees.

(94)	“Percentage” means, relative to any Lender,

(a)

Until the occurrence of the BCPI Effective Event, then the relative proportion of such Lender’s Commitment to the Aggregate Commitment at such time expressed as a percentage, as such percentage may be adjusted from time to time pursuant to the terms hereof; and

(b)

On or following the occurrence of the BCPI Effective Event, then notwithstanding the relative proportion of such Lender’s Commitment to the Aggregate Commitment, it will mean 65% in the case of GFL and 35% in the case of BCPI until GFL has Loaned its full Commitment Amount, at which time it will thereafter mean 100% for BCPI.

(95)	“Permitted Indebtedness” means the Indebtedness permitted under Section 7.2(1).

(96)	“Permitted Liens” means the Liens permitted under Section 8.2(2).

(97)

“Person” means any natural person, corporation, limited liability company, partnership, firm, association, trust, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

(98)

“PPSA” shall mean the Personal Property Security Act (British Columbia) and any other applicable Canadian or provincial personal property security or similar legislation in other jurisdictions, together with all rules, regulations and interpretations thereunder or related thereto.

(99)	“Principal Payment Date” is defined in Section 4.1(1).

(100)

“Proceeds Account” means the bank account of the Borrower with the Royal Bank of Canada into which all Borrowings will be advanced by the Administrative Agent (for and on behalf of the Lenders) or such other replacement bank account as the Borrower may open from time to time.

(101)	“Property” means any right or interest in or to property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible.

(102)

“Release” means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Material in the indoor or outdoor environment, including the movement of Hazardous Material through or in the ambient air, soil, surface water, ground water, wetlands, land or subsurface strata.

(103)	“Replacement Material Contract” means any agreement replacing a Material Contract that is substantially similar to the Material Contract that it is replacing.

(104)	“Required Insurance” means the insurance to be obtained and maintained by the Borrower and the Guarantors pursuant to Sections 8.1(6) and 8.1(23).

(105)

“Restricted Payment” means, in respect of any Person, any declaration or making of: (a) any dividend, return of capital or other distribution on Stock of such Person; (b) the purchase, redemption or retirement amount of any Stock of the Person redeemed or purchased by the Person; (c) any payment made on, under or in respect of any Debt of the Person, including interest, sinking fund or any like payment; and (d) any payment made in respect of any management, consulting or similar fee or any bonus payment or comparable payment, or gift or other gratuity, to any Affiliate of such Person or to any director or officer of such Person or Affiliate of such Person, or to any Person not dealing at Arm’s Length with such first Person or Affiliate, director or officer.

(106)	“Secured Parties” means, collectively, the Administrative Agent, the U.S. Collateral Agent and each of the Lenders.

(107)

“Security Agreements” means the security agreements dated as of the Effective Date, between the Borrower and the Administrative Agent, the U.S. Collateral Agent (as applicable) or as the Lenders may otherwise direct and between the other Credit Parties and the Administrative Agent, in each case as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms of this Agreement and the other Loan Documents including, without limitation, the following:

(a)	general security agreement from Borrower;

(b)	securities pledge agreement from Borrower in relation to, inter alia, the equity interests of Lithium Nevada Corporation;

(c)

blocked account agreement, deposit account control agreement and securities account control agreement from Borrower in respect of the Proceeds Account, the Distribution Accounts and all other accounts constituting Collateral;

(d)	securities pledge agreement from Lithium Nevada Corporation in relation to, inter alia, the equity interests of RheoMinerals Inc.;

(e)	irrevocable direction from Borrower and 2265866 Ontario Inc. to Minera Exar directing all distributions from Minera Exar to the relevant Distribution Account; and

(f)

such other documents, agreements and instruments requested by Administrative Agent or the U.S. Collateral Agent, in either case, acting on the instructions of the Majority Lenders (which Majority Lenders shall act reasonably), to secure the Collateral.

(108)

“Security Document” means each of the Security Agreements and any additional security agreement or instrument necessary to grant to the Administrative Agent or the U.S. Collateral Agent, as applicable, a Lien on the Collateral to secure the Obligations.

(109)	“Seller” means the Borrower or a Subsidiary of the Borrower that is a party to an Offtake Agreement, whether by way of assignment thereof or otherwise, as the “seller” thereunder.

(110)	“SQM” means SQM Potasio S.A.

(111)	“Stage 1 Project” is defined in the first recital.

(112)

“Stage 1 Project Costs” means all costs and expenses to be incurred by Minera Exar and the Credit Parties to develop, construct and achieve completion of the Stage 1 Project including, without limitation, (a) fees and expenses of the legal counsel to the Administrative Agent; (b) the design, construction, equipment procurement, installation and start-up operation of the Stage 1 Project including, without limitation, all Debt service, operation and maintenance expenses; and (c) other expenses during or prior to construction of the Stage 1 Project (up to achieving completion of the Stage 1 Project).

(113)

“Stock” shall mean all shares, options, warrants, general or limited partnership interests or other equivalents (regardless of how designated) of or in a corporation, partnership, limited partnership or equivalent entity whether voting or nonvoting or participating or non-participating.

(114)	“Subject Claim” is defined in the definition of “Contest”.

(115)

“Subsidiary” means, for any Person, any corporation, partnership or other entity of which at least a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions of such corporation, partnership or other entity (irrespective of whether or not at the time securities or other ownership interests of any other class or classes of such corporation, partnership or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person. “Wholly-Owned Subsidiary” means any such corporation, partnership or other entity of which all of the equity securities or other ownership interests (other than, in the case of a corporation, directors’ qualifying shares) are so owned or controlled.

(116)

“Tax” and “Taxes” includes all present and future taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges of any nature of a tax imposed by any Government Authority (including income, capital (including large corporations), withholding, consumption, sales, use, transfer, goods and services or other value-added, excise, customs, antidumping, countervail, net worth, stamp, registration, franchise, payroll, employment, health, education, business, school, property, local improvement, development, education development and occupation taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and charges) together with all fines, interest, penalties on or in respect of, or in lieu of or for non-collection of, those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges.

(117)

“Termination Date” means the date on which (a) the Secured Parties shall have received payment in full in cash of all of the Obligations and all other amounts owing to the Secured Parties under the Loan Documents on such date; and (b) the Commitments shall have terminated, expired or been reduced to zero.

(118)	“United States” or “US” means the United States of America, its fifty States and the District of Columbia.

(119)	“United States Dollar”, “US Dollar” and the sign “US$” means lawful money of the United States.

(120)

“Use” means, with respect to any Hazardous Material and with respect to any Person, the generation, manufacture, processing, distribution, handling, use, treatment, recycling or storage of such Hazardous Material or transportation to or from the real property of such Person of such Hazardous Material.

(121)	“U.S. Collateral Agent” is defined in the preamble and includes each other Person as shall have subsequently been appointed as successor U.S. Collateral Agent pursuant to Section 10.4.

(122)	“Wholly-Owned Subsidiary” is defined in the definition of “Subsidiary”.

1.2	Use of Defined Terms.

Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in this Agreement shall have such meanings when used in each Borrowing Request, Loan Document, notice and other communication delivered from time to time in connection with this Agreement or any other Loan Document.

1.3	Accounting and Financial Determinations.

Unless otherwise specified, all accounting terms used herein or in any other Loan Document shall be interpreted, all accounting determinations and computations hereunder or thereunder (including under Sections 8.1 and 8.2) shall be made, and all financial statements required to be delivered hereunder or thereunder shall be prepared in accordance with, Canadian generally accepted accounting principles, including International Financial Reporting Standards (“GAAP”).

1.4	Conflict.

If there is a conflict between any provision of this Agreement and any provision of another document contemplated by or delivered under or in connection with this Agreement, the relevant provision of this Agreement is to prevail.

1.5	Currency.

Unless otherwise specified, all amounts are stated and all payments are to be made in US Dollars.

1.6	Time.

Time	shall be of the essence in all provisions of this Agreement.

1.7	Headings and Table of Contents.

The division of this Agreement into sections, the insertion of headings and the provision of a table of contents are for convenience of reference only and are not to affect the construction or interpretation of this Agreement.

1.8	Number and Gender.

Unless otherwise specified, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.9	References.

Unless otherwise specified, references in this Agreement to Sections, Exhibits and Schedules are to sections of, and exhibits and schedules to, this Agreement.

1.10	Statutory References.

Unless otherwise specified, each reference to an enactment is deemed to be a reference to that enactment, and to the regulations made under that enactment, as amended or re-enacted from time to time.

1.11	Time of Day.

Unless otherwise specified, references to time of day or date mean the local time or date in the City of Vancouver, Province of British Columbia.

1.12	Governing Law.

This Agreement and each of the Loan Documents are governed by, and are to be construed and interpreted in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable in the Province of British Columbia.

1.13	Entire Agreement.

This Agreement and all Loan Documents constitute the entire agreement between the parties with respect to the subject matter and supersede all prior agreements, negotiations, discussions, undertakings, representations, warranties and understandings, whether written or oral.

1.14	Severability.

If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect:

(1)	the legality, validity or enforceability of the remaining provisions of this Agreement; or

(2)	the legality, validity or enforceability of that provision in any other jurisdiction.

SECTION 2 BCPI EFFECTIVENESS

2.1	BCPI Effectiveness Condition

The rights and obligations of BCPI pursuant to this Agreement, including its rights as a Lender and its obligation to fund Borrowings shall be subject to the satisfaction of the following conditions by no later than the date set forth below:

(1)

each of BCPI and Borrower hereby confirm that the transactions contemplated by the BCPI Investment/Subscription Agreement to be completed on the “Transaction Closing Date” (as defined therein) have been satisfied on or before the date of this Agreement in accordance with the terms of the Investment Agreements including, without limitation:

(I)	the issuance and sale of common shares of the Borrower to BCPI;

(II)	the delivery of executed counterparts of the BCPI Offtake Agreement to BCPI, duly executed and delivered by the Borrower;

(III)	the delivery of executed counterparts of the “Investor Rights Agreements” (as defined in the BCPI Investment Agreement) to BCPI, duly executed and delivered by the Borrower; and

(IV)	the appointment of the “Investor Nominee” of BCPI (as defined in the applicable Investor Rights Agreement) to the board of directors of Borrower; and

(2)

no later than July 31, 2017 (or such later date as BCPI and the Borrower may mutually agree), the Administrative Agent and/or the U.S. Collateral Agent, as applicable, shall have received executed counterparts of the Security Agreements, duly executed and delivered by the Credit Parties together with:

(I)

evidence satisfactory to BCPI, acting reasonably, that the Administrative Agent and/or the U.S. Collateral Agent (in either case, for the benefit of itself and the Lenders), in each case, has a valid and perfected first priority security interest (or the applicable equivalent thereto) in the Collateral subject to Permitted Liens, including (i) such documents duly executed by each Credit Party (including financing statements under the PPSA, as required, and other applicable documents under the laws of any jurisdiction with respect to the perfection of Liens) as the Administrative Agent or the U.S. Collateral Agent may request (in each case acting on the instructions of the Lenders) in order to perfect its respective security interests (or the applicable equivalent thereto) in the Collateral and (ii) copies of PPSA or similar search reports listing all effective financing statements (or the applicable equivalent thereto) that name any Credit Party as debtor, together with copies of such financing statements (or the applicable equivalent thereto), none of which shall cover the Collateral, except for those relating to Liens of which shall be released, discharged or terminated on the Effective Date;

(II)

executed copies of proper PPSA terminations or similar discharges and all other discharges, releases, termination or disclosure statements, if any, necessary to release all Liens and other rights of any Person in any Collateral, as the Administrative Agent may reasonably request (acting on the instructions of the Lenders); and

(III)

executed copies of the legal opinions required to be delivered pursuant to Section 6.1(5) each of which shall be dated on or before July 31, 2017 (or such later date as BCPI and the Borrower may mutually agree).

2.2	BCPI Effective Event

If each of the matters identified in Section 2.1 occurs on or prior to the deadline set out therein, then the “BCPI Effective Event” will have occurred. Upon the occurrence of the BCPI Effective Event, BCPI will be deemed to be a “Lender” pursuant to this Agreement and subject to all of the rights and obligations of a Lender hereunder and the Borrower shall deliver notice to the Administrative Agent and U.S. Collateral Agent that the BCPI Effective Event shall have occurred. If the BCPI Effective Event does not occur, then (i) all of BCPI’s rights and obligations pursuant to this Agreement will terminate with immediate effect, and each of BCPI, BNY Trust Company of Canada and The Bank of New York Mellon on the one hand and GFL and the Credit Parties on the other hand, will be released from any and all claims, rights, obligations or liabilities to the other arising from this Agreement without any further action on the part of any Person; and (ii) this Agreement will continue in full force and effect amongst the BNY Trust Company of Canada (to the extent appointed hereunder), The Bank of New York Mellon (to the extent appointed as agents hereunder), GFL and each of the Credit Parties, and such parties may at any time thereafter terminate, amend, restate, supplement or otherwise modify this Agreement without the consent or agreement of BCPI.

SECTION 3

COMMITMENTS, BORROWING PROCEDURES AND NOTES

3.1	Commitments.

On the terms and subject to the conditions of this Agreement (including Section 6), each Lender severally agrees to make Loans pursuant to its Commitment Amount, as described in this Section 2.1. From time to time on any Business Day occurring prior to the Commitment Termination Date, each Lender will make Loans to the Borrower equal to such Lender’s Percentage of the aggregate amount of the Borrowing of Loans requested by the Borrower to be made on such day. The Commitment of each Lender described in this Section 3.1 is herein referred to as its “Commitment.” No amounts repaid or prepaid with respect to Loans may be reborrowed.

3.2	Lenders Not Permitted or Required to Make Loans.

No Lender shall be permitted or required to make any Loan if, after giving effect thereto, the aggregate principal amount of all Loans (a) of all Lenders made since the Effective Date would exceed the Aggregate Commitment, or (b) of such Lender made since the Effective Date would exceed such Lender’s Commitment Amount.

3.3	Borrowing Procedure.

By delivering a Borrowing Request to the Administrative Agent on or before 10:00 a.m. on a Business Day during a calendar month, the Borrower may from time to time irrevocably request, on not less than ten (10) Business Days’ notice, that a Borrowing be made. Such Borrowing shall be for the amount specified in the relevant Borrowing Request and any Borrowing shall be made in a minimum amount of US$1,000,000 and in an integral multiple of US$1,000,000, or in the unused amount of the applicable Commitments, and no Borrowing shall be made on or after the Commitment Termination Date. The Borrower may not request more than two (2) Borrowings in any one calendar month. On the terms and subject to the conditions of this Agreement, each Borrowing shall be made on the Business Day specified in such Borrowing Request; provided that if within two (2) Business Days of receipt of a Borrowing Request, the Administrative Agent advises the Borrower that one or more Lenders has notified the Administrative Agent in writing that it cannot make the requested advance on the date requested in the Borrowing Request, then the Lenders shall have an additional three Business Days to make the requested advance. On the terms and subject to the conditions of this Agreement, on or before 11:00 a.m. (Toronto time) on such Business Day(s) each Lender shall deposit with the Administrative Agent same day funds in an amount equal to such Lender’s Percentage of the requested Borrowing. Such deposit(s) will be made to the Administrative Agent’s Account for Payments. No Lender’s obligation to make any Loan shall be affected by any other Lender’s failure to make any Loan.

3.4	Reliance on Oral Instructions.

Any Lender shall be entitled to act upon the oral instructions of any Person who the Lender, acting reasonably, believes is a Person authorized by the Borrower to act on the Borrower’s behalf. No Lender shall be responsible for any error or omission in those instructions or in the performance thereof except in the case of gross negligence or wilful misconduct by the Lenders or their respective employees. Any instructions so given shall be confirmed in writing by the Borrower to the Lenders (with copies to the Administrative Agent), on the same day. The Borrower shall indemnify the Administrative Agent and each Lender for any loss or expense suffered or incurred by the Administrative Agent or the Lender as a consequence of the Lenders acting upon instructions given or agreements made over the telephone or by electronic transmission of any type with Persons reasonably believed by the Lender to have been acting on the Borrower’s behalf. Notwithstanding anything in this Agreement to the contrary, each of the Credit Parties and the Lenders acknowledge and agree that all instructions provided to the Administrative Agent in accordance with the terms of this Agreement shall be in writing.

3.5	Deposit of Proceeds of Loans.

For each Borrowing Request, the Administrative Agent shall deposit to the Proceeds Account all funds received from the Lenders in respect thereof (but only to the extent received by the Administrative Agent in the Administrative Agent’s Account for Payments).

3.6	Evidence of Obligations.

The Administrative Agent shall keep and maintain accounts and records evidencing the Obligations of the Borrower to each Lender with respect to Loans made available by that Lender. The Administrative Agent shall record in those accounts by appropriate entries all amounts on account of those Obligations and all payments on account thereof. Those accounts and records will constitute, in the absence of manifest error, prima facie evidence of those Obligations from time to time, the date each Loan was made and the amounts that the Borrower has paid from time to time on account of those Obligations.

SECTION 4

PRINCIPAL REPAYMENTS, PRE PAYMENTS, INTEREST AND FEES

4.1	Principal Repayments and Prepayments.

(1)

Principal Repayment. Repayment of principal shall not be required during the period from the first Drawdown Date to and including the third anniversary of thereof. Thereafter, the outstanding principal amount of the Loans shall be repaid by annual payments on each subsequent anniversary of the first Drawdown Date in an amount equal to seventy-five percent (75%) of the Minera Exar Free Cash Flow for the relevant period that remains after payment of Interest on the Loans in accordance with Section 4.2(1) (with respect to Interest, solely to the extent a portion of Minera Exar Free Cash Flow is used to pay the same), with any remaining outstanding principal amount of the Loans, after giving effect to such previous annual payments, due and payable in full on the Final Maturity Date (each such date, a “Principal Payment Date”). Concurrently with the payment of principal in accordance with this Section, the Borrower shall deliver a certificate to the Administrative Agent with sufficient detail setting out the calculation of the principal repayment required (including the calculation of Minera Exar Free Cash Flow for the relevant period).

(2)

Voluntary Prepayment. Following the first anniversary of the Effective Date and upon at least three (3) Business Days’ notice to the Administrative Agent (which notice the Administrative Agent shall promptly transmit to each of the applicable Lenders), the Borrower may, from time to time, without premium or penalty, voluntarily prepay the outstanding principal amounts of the Loans, in whole or in parts, together with accrued interest to the date of such prepayment on the principal amount prepaid; provided, that (a) each prepayment must be in an aggregate minimum amount of US$1,000,000 or whole multiples thereof or, if less, the full remaining principal balance of the outstanding Loans and (b) any such prepayment shall be made by the Administrative Agent to the Lenders in accordance with the Applicable Percentage. Any notice to the Administrative Agent pursuant to this Section 4.1(2) shall set forth the amount to be prepaid and the proposed date of such prepayment. All prepayments of principal under this Section 4.1(2) shall be applied to reduce the principal due in respect of the Loans in the inverse order of their scheduled maturities, if applicable.

(3)

Mandatory Prepayment. The Borrower shall prepay the Loans in an aggregate amount and the Commitments hereunder will be reduced by an amount equal to 100% of (i) the net proceeds received by any LAC Party in connection with the sale of all of the Stock of RheoMinerals Inc. or all or substantially all of the assets of RheoMinerals Inc.; (ii) the net proceeds received by any LAC Party in connection with the sale of all of the Stock of 2265866 Ontario Inc., Minera Exar

or all or substantially all of the assets of Minera Exar; (iii) any outstanding principal Obligations in excess of either Lender’s Commitment hereunder; (iv) any proceeds received by any LAC Party under any insurance policy; (v) any net proceeds received by any LAC Party from asset sales by Minera Exar or 2265866 Ontario Inc.; and (vi) any net proceeds received by any LAC Party from a sale of all or substantially all of the assets of RheoMinerals Inc Notwithstanding the foregoing, in the event that Borrower or any other LAC Party receives insurance proceeds, the foregoing prepayment provisions shall not apply to such insurance proceeds to the extent that they are reinvested by the Credit Parties in accordance with 8.1(6)(e) hereof.

(4)	Application of Payments in accordance with Applicable Percentage. Except to the extent otherwise provided in this Agreement:

(a)

each borrowing of Loans under Section 3.1 shall be made from the Lenders in accordance with the applicable Percentage and each termination of the amount of the Commitments under Section 4.1(5) shall be applied to the respective Commitments of the Lenders in accordance with the Applicable Percentage;

(b)

each payment or prepayment of principal of Loans by the Borrower shall be made for the account of the Lenders in an amount equal to the Applicable Percentage of the aggregate amount of unpaid principal amounts of the Loans held by them; and

(c)

each payment of interest on Loans by the Borrower shall be made for account of each Lender in an amount equal to the Applicable Percentage of the amount of interest on such Loans then due and payable to the Lenders.

(5)

Repayment, Prepayment and Cancellation. Following the first anniversary hereof, the Borrower may at any time cancel undrawn amounts of the Aggregate Commitment without premium or penalty, in minimum amounts of US$1,000,000 or whole multiples thereof, subject to giving the Administrative Agent ten (10) Business Days prior irrevocable written notice (which notice the Administrative Agent shall provide to the Lenders). All amounts repaid or prepaid in accordance with this Agreement shall constitute a permanent reduction and cancellation of the Aggregate Commitment and such amounts shall not be reborrowed. Amounts cancelled will not be reinstated and the Commitments of each Lender shall be reduced rateably and the Aggregate Commitment correspondingly reduced.

4.2	Interest Provisions.

Interest on the outstanding principal amount of Loans shall accrue and be payable in accordance with this Section 4.2.

(1)	Interest.

(a)	Rate. The Borrower shall pay to the Administrative Agent on behalf of the Lenders interest on Loans at the Administrative Agent’s Account for Payments at the applicable rate per annum set out below:

Year of Term	Interest Rate Per Annum
1-3	8%
4	8.5%
5	9.0%
6	9.5%

(b)

Calculation. Interest on Loans shall be payable semi-annually in arrears on every Interest Payment Date and on the Final Maturity Date for the period from and including the date of Borrowing or the immediately preceding Interest Payment Date to but excluding the first-mentioned Interest Payment Date, the next Interest Payment Date or the Final Maturity Date, as applicable, and shall be calculated on a daily basis on the principal amount of the Loans remaining unpaid on the basis of the actual number of days elapsed in a year of 365 or 366 days as the case may be.

(2)

Post-Default Rates. After the date any principal amount of any Loan is due and payable (whether on the Final Maturity Date, upon acceleration or otherwise), or after any other monetary Obligation of the Borrower shall have become due and payable, at the discretion of the Administrative Agent and the Lenders, the Borrower shall pay interest (after as well as before judgment) on such amounts at a rate per annum equal to 16%. Subject to the foregoing, interest on any amount of overdue principal shall be payable at the same rate both before and after demand, default or judgement.

(3)

Payment Dates – General. Without limitation of this Agreement, interest accrued on each Loan shall be payable, without duplication: (a) on the Final Maturity Date therefor; (b) on the date of any payment or prepayment of principal outstanding on such Loan; and (c) on that portion of any Loans which is accelerated pursuant to Section 9.1(9) or Section 9.1(10), immediately upon such acceleration. Interest accrued on Loans or other monetary Obligations arising under this Agreement or any other Loan Document after the date such amount is due and payable (whether on the Final Maturity Date, upon acceleration or otherwise) shall be payable upon demand.

4.3	Interest Act.

For purposes of the Interest Act (Canada), where in this Agreement a rate of interest is to be calculated on the basis of a year of 360 or 365 days, the yearly rate of interest to which the rate is equivalent is the rate multiplied by the number of days in the year for which the calculation is made and divided by 360 or 365, as applicable.

4.4	Limit on Rate of Interest.

(1)

Adjustment. If any provision of this Agreement or any of the other Documents would obligate the Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by that Lender of interest at a criminal rate (as construed under the Criminal Code (Canada)), then notwithstanding that provision, that amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or result in a receipt by that Lender of interest at a criminal rate, the adjustment to be effected, to the extent necessary, as follows:

(a)	firstly, by reducing the amount or rate of interest required to be paid to the affected Lender under this Section 4; and

(b)

thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the affected Lender which would constitute interest for purposes of Section 347 of the Criminal Code (Canada).

(2)

Reimbursement. Notwithstanding Section 4.4(1), and after giving effect to all adjustments contemplated thereby, if any Lender shall have received an amount in excess of the maximum permitted by the Criminal Code (Canada), then the Borrower shall be entitled, by notice in writing to the Administrative Agent and the affected Lender, to obtain reimbursement from that Lender in an amount equal to the excess, and pending reimbursement, the amount of the excess shall be deemed to be an amount payable by that Lender to the Borrower.

(3)

Actuarial Principles. Any amount or rate of interest referred to in this Section 4.4 shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term that any Loan remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of interest (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Effective Date to the Final Maturity Date and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent (acting on the instructions of the Majority Lenders) shall be conclusive for the purposes of that determination.

(4)	Payments to Lenders. All interest payments received by the Administrative Agent from the Borrower in accordance with this Section 4.2 shall be paid by the

Administrative Agent promptly to the Lenders in accordance with the Applicable Percentage.

SECTION 5

OTHER EXPENSE PROVISIONS

5.1	Change in Circumstances.

(1)

Reduction in Rate of Return. If at any time any Lender determines, acting reasonably, that any change in any Government Rule or any interpretation thereof after the date of this Agreement, or compliance by the Lender with any direction, requirement, guidelines or policies or request from any regulatory authority given after the date of this Agreement, whether or not having the force of law but being one with which the Lender would customarily comply, has or would have, as a consequence of a Lender’s obligation under this Agreement, and taking into consideration the Lender’s policies with respect to capital adequacy requirements, the effect of reducing the rate of return on the Lender’s capital to a level below that which the Lender would have achieved but for the change or compliance, then from time to time, upon demand of the Lender, the Borrower shall pay the Lender such additional amounts as will compensate the Lender for the reduction in accordance with Section 5.1(3).

(2)

Taxes, Reserves, Capital Adequacy, etc. If, after the date of this Agreement, the introduction of any Government Rule or any change or introduction of a change in any Government Rule (whether or not having the force of law) or in the interpretation or application thereof by any court or by any Government Authority, central bank or other authority or entity charged with the administration thereof, or any change in the compliance of any Lender therewith now or hereafter:

(a)

subjects any Lender to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Tax or changes the basis of taxation, or increases any existing Tax on payments of principal, interest, fees or other amounts payable by the Borrower to the Lender under or by virtue of this Agreement (except for Excluded Taxes);

(b)

imposes, modifies or deems applicable any reserve, special deposit, deposit insurance or similar requirement against assets held by, or deposits in or for the account of, or loans by or any other acquisition of funds by, an office of any Lender in respect of any Loan or any other condition with respect to this Agreement; or

(c)	imposes any Tax on reserves or deemed reserves with respect to the undrawn portion of the Commitment of any Lender,

and the result of any of the foregoing, in the sole determination of the Lender acting reasonably, shall be to increase the cost to, or reduce the amount received or receivable by the Lender or its effective rate of return in respect of making, maintaining or funding a Loan hereunder, the Lender shall, acting reasonably, determine that amount of money which shall compensate the Lender for the increase in cost or reduction in income.

(3)

Payment of Additional Compensation. Upon a Lender having determined that it is entitled to compensation in accordance with the provisions of this Section 5.1 (“Additional Compensation”), the Lender shall promptly so notify the Borrower and the Administrative Agent, and shall provide to the Borrower and the Administrative Agent a photocopy of the relevant Government Rule or request, as applicable, and a certificate of an officer of the Lender setting forth the Additional Compensation and the basis of calculation thereof, which shall be conclusive evidence of the Additional Compensation in the absence of manifest error. The Borrower shall pay to the Lender within ninety (90) Business Days of the giving of notice the Additional Compensation for the account of the Lender accruing from the date of the notification. The Lender shall be entitled to be paid Additional Compensation from time to time to the extent that the provisions of this Section 4.1 are then applicable notwithstanding that the Lender has previously been paid Additional Compensation.

(4)

Commercially Reasonable. If it is commercially reasonable in the opinion of a Lender receiving Additional Compensation under this Section 5.1, the Lender shall make reasonable efforts to limit the incidence of that Additional Compensation, including seeking recovery for the account of the Borrower following the Borrower’s request and at the Borrower’s expense, if the Lender, in its sole determination, would suffer no appreciable economic, legal, regulatory or other disadvantage as a result.

5.2	Illegality.

If any Government Rule, or any change therein or in the interpretation or application thereof by any court or by any Government Authority or central bank or comparable agency or any other entity charged with the interpretation or administration thereof, or compliance by any Lender with any request or direction (whether or not having the force of law but being one with which the Lender would customarily comply) of any Government Authority, central bank or comparable agency or other entity, now or hereafter makes it unlawful or impossible for the Lender to make, fund or maintain a Loan or to perform its obligations under or by virtue of this Agreement, the Lender may, by written notice thereof to the Borrower and the Administrative Agent, terminate its obligations to make further Loans under this Agreement, and the Borrower, shall repay within forty-five (45) days of receipt of such written notice from the Lender (or at the end of such longer period as the Lender in its discretion, acting reasonably, has agreed) the principal amount of the Loan from such Lender together with accrued interest without penalty or bonus and such Additional Compensation as may be applicable to the date of payment and all other outstanding Obligations to the Lender. If any change shall only affect a portion of any Lender’s obligations under this Agreement which is, in the opinion of the Lender, acting reasonably, severable from the remainder of this Agreement so that the remainder of this Agreement may be continued in full force and effect without otherwise affecting any of the obligations of the Lender or the Borrower under this Agreement, the Lender shall only declare its obligations under that portion so terminated.

5.3	Taxes.

(1)

Payments. All payments to be made by or on behalf of the Credit Parties under or with respect to this Agreement are to be made free and clear of and without deduction or withholding for, or on account of, any present or future Taxes, unless such deduction or withholding is required by Government Rules. If a Credit Party is required to deduct or withhold any Taxes from any amount payable to the Administrative Agent or any Lender (a) the amount payable shall be increased as may be necessary so that, after making all required deductions or withholdings (including deductions and withholdings applicable to, and taking into account all Taxes on, or arising by reason of the payment of, additional amounts under this Section 5.3), the Administrative Agent or the Lender, as the case may be, receives and retains an amount equal to the amount that it would have received had no such deductions or withholdings been required, (b) the Credit Party shall make such deductions or withholdings, and (c) the Credit Party shall remit the full amount deducted or withheld to the relevant taxing authority in accordance with Government Rules. Notwithstanding the foregoing, the Credit Parties shall not be required to pay additional amounts in respect of Excluded Taxes or as a result of any of the Administrative Agent or the Lenders changing their residency for tax purposes.

(2)

Indemnity. Each Credit Party shall indemnify the Secured Parties for the full amount of any Taxes (other than Excluded Taxes) imposed by any jurisdiction on amounts payable by such Credit Party under this Agreement or any of the Loan Documents and paid by the Secured Parties and any liability (including penalties, interest and reasonable expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted, and any Taxes levied or imposed with respect to any indemnity payment made under this Section 5.3. Each Credit Party shall also indemnify the Secured Parties for any Taxes (other than Excluded Taxes) that may arise as a consequence of the execution, sale, transfer, delivery or registration of, or otherwise with respect to this Agreement or any other Loan Document. The indemnifications contained in this Section (2) shall be made within thirty (30) days after the date the Administrative Agent makes written demand therefor.

(3)

Evidence of Payment. The Borrower shall furnish to the Administrative Agent the original or a certified copy of a receipt evidencing payment by the applicable Credit Party of any Taxes with respect to any amount payable to the Secured Parties hereunder as soon as such receipts become available.

(4)

Tax Refunds. If a Secured Party determines, in its sole discretion exercised in good faith, that it has received a refund of any indemnified Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 5.3, and, in such party’s opinion acting reasonably, such refund amount is both reasonably identifiable and quantifiable by it without involving it in an unacceptable administrative burden, the Secured Party shall pay over such refund amount to the Borrower (but only to the extent of indemnity payments made, or additional amounts paid, by the

Borrower under this Section 5.3 with respect to the Taxes giving rise to such refund, and only to the extent that the Secured Party is satisfied, acting reasonably, that it may do so without prejudice to its right, as against the relevant Governmental Authority, to retain such refund), net of all out-of-pocket expenses (including Taxes) of the Secured Party that such Person, as applicable, reasonably determines will leave it (after that payment) in the same after tax position it would have been in had such Indemnified Taxes not been deducted, withheld or otherwise imposed and the indemnification payments had never been paid; provided, that the Borrower, upon the request of the Secured Party , shall repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Secured Party if the Secured Party is required to repay such refund to such Governmental Authority. Nothing contained in this Section 5.3 shall (a) interfere with the right of any Secured Party to arrange its affairs in whatever manner it thinks fit and, in particular, no Secured Party shall be under any obligation to claim any available refund or relief for tax purposes on its corporate profits or otherwise, or to claim such relief in priority to any other claims, reliefs, credits or deductions available to it, or (b) require the Secured Party to make available its tax returns (or any other information relating to its Taxes which it deems confidential) to the Borrower or any other Person. Notwithstanding anything to the contrary in this Section 5.3(4), in no event shall any Secured Party be required to pay any amount to the Borrower pursuant to this Section 5.3(4) the payment of which would place such party in a less favourable after-tax position than such party would have been in if indemnified Taxes had not been deducted, withheld or otherwise imposed and no additional amounts or indemnification payments had been paid. Payments to be made by any Secured Party to the Borrower in accordance with this Section 5.3(4) shall be made within ninety (90) days from the date of receipt by the Secured Party of the relevant refund.

(5)

Exemption and Reductions re: Indemnified Taxes. The Secured Party that is entitled to an exemption from or reduction of any indemnified Taxes with respect to any payments made under this Agreement shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation as the Borrower or the Administrative Agent may reasonably request to permit such payments to be made without withholding or at a reduced rate of withholding. In addition, the Secured Party, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not any Secured Party is subject to withholding or information reporting requirements. Notwithstanding anything to the contrary in this Section 5.3(5), no Secured Party shall be required to provide any documentation which it is not permitted to provide under applicable Law.

(6)

Excluded Taxes. For the purpose of Section 5.3 and this Agreement, “Excluded Taxes” means, in relation to any Secured Party, or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (i) income or franchise Taxes imposed by a jurisdiction on (or measured by) such recipient’s net income and capital Taxes imposed by a jurisdiction on (or measured by) such recipient’s taxable capital, in each case by reason of the recipient being organized under the Laws of, or having its principal office or applicable lending office located in, such jurisdiction, or Taxes imposed as a result of a present or former connection between such Person and the jurisdiction imposing such Tax (other than connections arising from such Person executing and delivering this Agreement and the Loan Documents or otherwise related to the transactions contemplated hereby or thereby), (ii) any US federal withholding tax under FATCA, and (iii) any withholding tax that is attributable to such recipient’s failure to comply with Section 5.3 of this Agreement.

(7)

Survival. The obligations under this Section 5.3 shall survive the termination of this Agreement and the payment of all amounts payable under or with respect to this Agreement and the other Loan Documents.

5.4	Payments, Computations, etc.

(1)

Unless otherwise expressly provided, all payments by the Borrower pursuant to this Agreement, or any other Loan Document, shall be made by the Borrower to the Administrative Agent for the Lenders entitled to receive such payment in accordance with the Applicable Percentage. All such payments required to be made to the Administrative Agent shall be made, without setoff, deduction or counterclaim, not later than 11:00 a.m. on the date due, in same day or immediately available funds, to the Administrative Agent’s Account for Payments. Funds received after that time shall be deemed to have been received by the Administrative Agent on the next succeeding Business Day. The Administrative Agent shall promptly remit to each Lender such Lender’s share, if any, of such payments received by the Administrative Agent for the account of such Lender. Whenever any payment to be made shall otherwise be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in computing interest and fees, if any, in connection with such payment. The Administrative Agent shall not be required to invest any funds on deposit in the Administrative Agent’s Account for Payments.

(2)	The following provisions shall apply to any and all payments made by the Administrative Agent to the Lenders hereunder:

(a)

the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Administrative Agent from the Borrower;

(b)

if the Administrative Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Agreement, the Administrative Agent shall have no obligation to remit to each Lender any amount other than such Lender’s pro-rata share of that amount which is the amount actually received by the Administrative Agent in accordance with the Applicable Percentage; and

(c)	upon request, the Administrative Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein.

5.5	Currency Matters.

Principal, interest, reimbursement obligations, fees, and all other amounts payable under this Agreement and the other Loan Documents to the Secured Parties shall be payable in the currency in which such Obligations are denominated. Unless stated otherwise, all calculations, comparisons, measurements or determinations under this Agreement shall be made in US Dollars. For the purpose of such calculations, comparisons, measurements or determinations, amounts denominated in other currencies shall be converted in the Equivalent Amount of US Dollars on the date of calculation, comparison, measurement or determination. Any such calculation, computation, measurement or determination shall be made by the Administrative Agent (acting on the instructions of the Majority Lenders).

5.6	Sharing of Payments.

If any Lender shall obtain any payment or other recovery (whether voluntary, involuntary, by application of setoff or otherwise), after exercise of any rights pursuant to Sections 9.2 or 9.3 on account of any Loan in excess of its Applicable Percentage of payments then or therewith obtained by all Lenders, such Lender shall purchase from the other Lenders such participations in Loans made by them as shall be necessary to cause such purchasing Lender to share the excess payment or other recovery ratably with each of them; provided, however, that if all or any portion of the excess payment or other recovery is thereafter recovered from such purchasing Lender, the purchase shall be rescinded and each Lender which has sold a participation to the purchasing Lender shall repay to the purchasing Lender the purchase price to the ratable extent of such recovery together with an amount equal to such selling Lender’s ratable share (according to the proportion of the amount of such selling Lender’s required repayment to the purchasing Lender to the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered. The Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Section may, to the fullest extent permitted by law, exercise all its rights of payment (including pursuant to Section 5.6) with respect to such participation as if such Lender were the direct creditor of the Borrower in the amount of such participation. If under any applicable bankruptcy, insolvency or other similar law, any Lender receives a secured claim in lieu of a set-off to which this Section applies, such Lender shall, to the extent practicable, exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled tinder this Section to share in the benefits of any recovery on such secured claim.

SECTION 6

CONDITIONS TO BORROWING

6.1	Initial Borrowing.

The obligations of the Lenders to fund the initial Borrowing shall be subject to the prior or concurrent satisfaction of each of the conditions precedent set forth in this Section 6.1, each of which must be satisfactory to the Lenders in form and substance and, if applicable, in full force and effect.

(1)	Credit Agreement. The Administrative Agent shall have received this Agreement, duly executed and delivered by the Borrower, the Lenders and the Administrative Agent.

(2)

Organizational Documents. Each of the Administrative Agent and the U.S. Collateral Agent shall have received a certificate of the Secretary, Assistant Secretary or Vice President of each of the Credit Parties, dated as of the Effective Date, certifying:

(a)

that attached to such certificate is a true and complete copy of the articles, bylaws, or other Organizational Documents, as the case may be, of such Person as in effect on the date of such certificate;

(b)

that attached to such certificate is a true and complete copy of resolutions duly adopted by the board of directors or members of such Person, as applicable, authorizing the execution, delivery and performance of such of the Loan Documents to which such Person is or is intended to be a party;

(c)

that attached thereto is a copy of the certificate of status, compliance or good standing, as the case may be, of such Person, in each case certified as of a recent date by the applicable Government Authority; and

(d)	as to the incumbency and specimen signature of each officer of such Person executing such of the Loan Documents to which such Person is or is intended to be a party.

(3)

Officer’s Certificates. The Administrative Agent shall have received a certificate of an Authorized Officer of each Credit Party, dated as of the Effective Date, certifying that: (a) the representations and warranties of the Credit Parties contained in each of the Loan Documents are true and correct on and as of such date (both immediately prior to the funding of the Loans and after giving effect to such funding and to the intended use thereof) in all material respects as if made on and as of such date (or, if stated to have been made solely as of an earlier date, were true and correct in all material respects as of such date); (b) no Default or Event of Default has occurred and is continuing on such date; (c) no act, event or circumstance affecting a Credit Party has arisen since the date of the financial statements of the Borrower described in Section 7.5 that would reasonably be expected to result in a Material Adverse Effect on such parties; and (d) there is no action, suit or proceeding at law or in equity or by or before any Government

Authority or arbitral tribunal now pending or, to the best knowledge of the Borrower threatened against any Credit Party, or the Stage 1 Project or with respect to any Transaction Document or Government Approval related to the Stage 1 Project, which would reasonably be expected to result in a Material Adverse Effect.

(4)

Insurance. The Administrative Agent shall have received copies of insurance certificates/binders addressed to the Administrative Agent and evidencing that the insurance required by Section 8.1(6) and Section 8.1(23) is in place and a certificate of an Authorized Officer of the Borrower certifying that the obligations of the Borrower set forth in Section 8.1(23) have been completed.

(5)	Opinions of Counsel. The Administrative Agent shall have received the following:

(a)	Opinions of Cassels Brock & Blackwell LLP, Canadian counsel to the Obligors, dated the Effective Date and addressed to the Secured Parties in form and substance satisfactory to them;

(b)

Opinions of Argentinian Counsel to the Credit Parties with respect to Loan Documents, if any, governed by the laws of Argentina, dated the effective date and addressed to the Secured Parties in form and scope satisfactory to them; and

(c)

Opinions (including title opinions as to the mineral claims and other mineral-related property interests on: (i) the Stage 1 Project; and (ii) the Nevada Project) of such other counsel to the Credit Parties, dated the Effective Date and addressed to the Secured Parties as are deemed necessary by the Lenders, in form and substance satisfactory to them provided that, other than title opinions relating to the Stage 1 Project and to the Nevada Project, the Credit Parties shall not be required to provide any other title opinion.

(6)

Security Agreements. The Administrative Agent and U.S. Collateral Agent, as applicable, shall have received executed counterparts of the Security Agreements, duly executed and delivered by the Credit Parties together with:

(a)

Evidence satisfactory to the Lenders that the Administrative Agent or the U.S. Collateral Agent, as applicable, (in either case, for the benefit of the Secured Parties) has a valid and perfected first priority security interest (or the applicable equivalent thereto) in the Collateral subject to Permitted Liens, including (i) such documents duly executed by each Credit Party (including financing statements under the PPSA, as required, and other applicable documents under the laws of any jurisdiction with respect to the perfection of Liens) as the Lenders may request in order to perfect the Administrative Agent’s or the U.S. Collateral Agent’s (as applicable) security interests (or the applicable equivalent thereto) in the Collateral and (ii) copies of PPSA or similar search reports listing all effective financing statements (or the applicable equivalent thereto) that name any

Credit Party as debtor, together with copies of such financing statements (or the applicable equivalent thereto), none of which shall cover the Collateral, except for those relating to Liens of which shall be released, discharged or terminated on the Effective Date; and

(b)

executed copies of proper PPSA or similar discharges and all other releases, termination or disclosure statements, if any, necessary to release all Liens and other rights of any Person in any Collateral, as the Lenders may reasonably request.

(7)	Lien Searches. The Lenders shall have completed customary corporate and lien searches against the Borrower and the Guarantors, satisfactory to each of them in form and substance.

(8)

Feasibility Study. The Administrative Agent and the Lenders shall have received a complete copy of the Feasibility Study in effect as of the Effective Date, satisfactory to the Lenders in form and substance.

(9)	The Guarantors. The Lenders shall have completed a review, in form and substance satisfactory to each of them, of the financial condition and capacity of each Guarantor.

(10)

Financial Statements. The Administrative Agent shall have received a copy of (a) the annual audit report for the fiscal year ended December 31, 2016, together with (b) unaudited consolidated financial statements for the most recently ended Fiscal Quarter, for the Borrower in each case including therein consolidated balance sheets of such Person as of the end of each such period and consolidated statements of earnings and cash flow of such Person for each such period, in the case of clause (a) certified in a manner acceptable to the Lenders by nationally recognized independent public accountants, and in the case of clause (b), accompanied by a certificate of an Authorized Officer of each Credit Party certifying that the financial statements fairly present such Credit Party’s financial condition and results of operations showing (in reasonable detail and with appropriate calculations and computations in all respects satisfactory to the Lenders) compliance with this Agreement and stating that no Default or Event of Default exists.

(11)

Consents, Waivers, Approvals. The Credit Parties shall have delivered to Administrative Agent any third party consents, waivers and approvals required in connection with the execution and delivery of the Loan Documents.

(12)	Additional Documents. The Credit Parties shall have delivered such other certificates, documents and agreements as Administrative Agent or the Lenders may reasonably request.

(13)

Satisfactory Documents. All documents executed or submitted pursuant hereto by or on behalf of the Credit Parties, or otherwise submitted to or received by the Administrative Agent, in each case pursuant to this Section 6.1 shall be satisfactory in form and substance to the Lenders and their counsel.

(14)

Payment of Costs and Expense. All fees, costs and expenses then due and payable pursuant to or contemplated by Section 12.3 hereof have been indefeasibly paid in full by the Borrower or are to be paid from the initial Borrowing.

6.2	All Borrowings.

The obligation of each Lender to fund any Loan on the occasion of any Borrowing (including the initial Borrowing) shall be subject to the satisfaction of each of the conditions precedent set forth in this Section 6.2.

(1)

Compliance with Warranties, No Default, etc. Both before and after giving effect to any Borrowing (but, if any Default of the nature referred to in Section 9.1(5) shall have occurred with respect to any other Indebtedness, without giving effect to the application, directly or indirectly, of the proceeds thereof) the following statements shall be true and correct: (a) the representations and warranties set forth in Section 6 shall be true and correct with the same effect as if then made (unless stated to relate solely to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date); (b) except as disclosed by the Borrower to the Secured Parties pursuant to Section 7.6, no Proceedings shall be pending against a Credit Party which would reasonably be expected to materially adversely affect its consolidated business, operations, assets, revenues, properties or prospects or which purports to affect the legality, validity or enforceability of this Agreement or any other Loan Document; and no development shall have occurred in any Proceeding disclosed pursuant to Section 7.6 which might materially adversely affect the consolidated businesses, operations, assets, revenues, properties or prospects of a Credit Party; (c) no Default or Event of Default shall have then occurred and be continuing; and (d) no Credit Party is material violation of any law or governmental regulation or court order or decree.

(2)

Borrowing Request. The Administrative Agent shall have received a Borrowing Request for such Borrowing. Each of the delivery of a Borrowing Request and the acceptance by the Borrower of the proceeds of such Borrowing shall constitute a representation and warranty by the Borrower that on the date of such Borrowing (both immediately before and after giving effect to such Borrowing and the application of the proceeds thereof) the statements made in Section (1) are true and correct.

(3)	No Material Adverse Effect. There shall have occurred no event or condition constituting, or which would reasonably be expected to constitute, a Material Adverse Effect.

(4)

Satisfactory Legal Form. All documents executed or submitted pursuant hereto by or on behalf of the Credit Parties, in each case pursuant to this Section 6.2, shall be satisfactory in form and substance to the Administrative Agent (acting on the instructions of the Majority Lenders) and its counsel.

(5)	Payment of Costs and Expenses. All expenses contemplated by, and then due and payable pursuant to, Section 12.3 shall have been indefeasibly paid in full by the Borrower.

SECTION 7

REPRESENTATIONS AND WARRANTIES

In order to induce the Secured Parties to enter into this Agreement and the Lenders to make Loans hereunder, each of the Credit Parties represents and warrants to the Secured Parties as set forth in this Section 7.

7.1	Organization, etc.

Each Credit Party is a corporation duly organized and existing and in good standing under the laws of its jurisdiction of incorporation, is duly qualified to do business and is in good standing in each jurisdiction where the nature of its business requires such qualification, and has full power and authority to enter into and perform its obligations under each of the Loan Documents to which it is a party and to own or hold under lease, as applicable, its Property and to conduct its business substantially as currently conducted by it.

7.2	Due Authorization, Non-Contravention, etc.

The execution, delivery and performance by each Credit Party of each of the Loan Documents executed or to be executed by such Credit Party are within such Credit Party’s organizational powers, have been duly authorized by all necessary corporate action, and do not (i) materially contravene such Credit Party’s Organizational Documents, materially contravene any judgment or order of any Governmental Authority, Government Rule or Government Approval applicable to such Credit Party, or any Material Contract to which such Credit Party is a party or by which such Credit Party or its Property may be bound or affected or (ii) result in, require or permit (A) the imposition of any Lien in, on or with respect to the Assets now owned or hereafter acquired by it (other than pursuant to the Security Documents), (B) the acceleration of the maturity of any material Debt binding on or affecting it, or (C) any third party to terminate or acquire any rights materially adverse to the applicable Credit Party under any Material Contract.

7.3	Authorization, Governmental Approvals, etc.

The execution and delivery of each of the Loan Documents by each Credit Party and the performance by each such Credit Party of its respective obligations hereunder and thereunder have been duly authorized by all necessary corporate action and no authorization, under any applicable law, and no registration, qualification, designation, declaration or filing with any Government Authority is or was necessary in connection with the execution and delivery of such Loan Documents, the performance of such obligations or the perfection of Administrative Agent’s first-priority Lien on the Collateral, except as are in full force and effect, unamended, at the Effective Date.

7.4	Validity, etc.

Each Loan Document to which each Credit Party is a party constitutes, or will, on the due execution and delivery thereof, constitute, the legal, valid and binding obligations of such Credit Party enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, winding-up, dissolution, administration, reorganization, arrangement and other laws of general application limiting the enforceability of creditors’ rights and to the fact that specific performance and injunctive relief are equitable remedies only available in the discretion of the court.

7.5	Financial Condition.

(1)

The audited consolidated balance sheet of the Borrower as at December 31, 2016, and the related statements of income, copies of which have been furnished to the Administrative Agent, have been prepared from the books and records of the Credit Parties and fairly present in all material respects the financial condition of the Credit Parties as at such date and the results of operation for the period then ended, all in accordance with GAAP and practices applied on a consistent basis (subject to normal year-end adjustments). The Borrower did not have on such date any material liabilities or obligations (accrued, absolute, contingent or otherwise) required to be disclosed in accordance with GAAP, except as referred to or reflected or provided for in the aforesaid financial statements (including the notes thereto). Each of the Credit Parties is solvent.

(2)

Each of the Credit Parties’ most recent financial statements, copies of which have been furnished to the Administrative Agent, were prepared in accordance with GAAP applied on a basis consistent with preceding periods, except as stated therein or in the notes, and those financial statements fairly represent such Credit Party’s financial conditions as at their date.

(3)

Since the date of the most recent financial statements delivered to the Administrative Agent, there has been no adverse change in the conditions (financial or otherwise) any Credit Party which would reasonably be expected to cause a Material Adverse Effect.

7.6	Proceedings.

Except as set forth in Schedule 7.6, there is no litigation, action, investigation or proceeding (“Proceedings”) by or before any Government Authority or arbitral tribunal now pending or, to the best of the Borrower’s knowledge, threatened (in writing) against any Credit Party which, if adversely determined, would reasonably be expected to have a Material Adverse Effect.

7.7	Intellectual Property.

The intellectual property described in Schedule 7.7 is the only registered intellectual property material to the business of the Credit Parties and is owned by the Credit Parties. The Credit Parties possess all intellectual property or rights to use such intellectual property as is reasonably necessary for the conduct of the business of the Credit Parties as now conducted and presently proposed to be conducted. None of the Credit Parties is infringing or is alleged to be infringing on the rights of any Person with respect to any intellectual property, except where such infringement would not reasonably be expected to have a Material Adverse Effect.

7.8	Ownership of Property.

Each of the Credit Parties (i) owns its respective assets with good and marketable title thereto, free and clear of all Liens save and except for Permitted Liens, (ii) owns its respective owned real Property with good and marketable fee simple title subject only to Permitted Liens, and (iii), as of the Effective Date, does not own any real Property other than the owned real Property listed in Schedule 7.8.

7.9	Leased Real Property.

The leased real Property and the material leases described in Schedule 7.9 are the only leased real Property and material leases of the Credit Parties. Each material lease is in full force and effect, unamended except as permitted under this Agreement. Each material lease is in good standing in all material respects and all amounts owing under them have been paid by the applicable Credit Party, except any such amount the payment obligation in respect of which is in bona fide dispute or where the failure to pay would not cause a Material Adverse Effect.

7.10	Corporate Structure.

The Borrower has no Subsidiaries other than 2265866 Ontario Inc., Potassium S.A., Lithium Nevada Corporation, KV Project LLC and RheoMinerals Inc.

7.11	Title: Security Documents.

(1)

The provisions of the respective Security Documents delivered on or prior to the date this representation is made are effective to create, in favour of the Administrative Agent or the U.S. Collateral Agent, as applicable, for the benefit of the Secured Parties, a Lien on and security interest in all of the Collateral purported to be covered thereby, and all necessary recordings and filings have been made (or will be made as soon as practicable following the Effective Date) in all necessary public offices, and all other necessary and appropriate action has been taken, so that the respective Security Documents create a perfected Lien on and security interest in all right, title and interest of each Credit Party in the Collateral covered thereby, prior and superior to all other Liens (other than Permitted Liens).

(2)

Each Credit Party owns and has good and marketable title to, or a valid leasehold interest in, the Collateral (other than after-acquired property contemplated by the Security Agreements) purported to be covered by the respective Security Documents, free and clear of all Liens (other than Permitted Liens).

7.12	Material Contracts.

No Credit Party is in default under any Material Contract to which it is a party where such default would reasonably be expect to have a Material Adverse Effect. No Credit Party has received any written notice from, and no Credit Party has knowledge of, any intent by any Person to terminate or declare a default under any Material Contract where such termination or default would reasonably be expected to have a Material Adverse Effect; provided that this Section 7.12 does not apply (i) to Material Contracts that have reached the end of their term and (ii) where, within ninety (90) days of termination of a Material Contract, such Material Contract has been replaced by a Replacement Material Contract. The Material Contracts are described and set out on Schedule 7.12 hereto.

7.13	Labour Matters.

There are no strikes or other labour disputes against any Credit Party that are pending or, to the Credit Party’s best knowledge, threatened. All payment due from each Credit Party on account of employee insurance of every kind and vacation pay have been paid or accrued as a liability on the books of the relevant Credit Party. Except as set forth on Schedule 7.13, none of the Credit Parties has any obligation under any collective agreements. None of the Credit Parties has any obligations under any consulting or management agreement requiring payments which cannot be cancelled without material liability. Each of the Credit Parties is in material compliance with the terms and conditions of all consulting agreements, management agreements and employment agreements, if any. As of the date of this Agreement, there is no organizing activity involving any of the Credit Parties or to the Borrower’s knowledge, threatened by any labour union or group of employees. As of the date of this Agreement, no labour union or group of employees has made a pending demand for recognition. There are no complaints or charges against any of the Credit Parties pending or threatened to be filed with any Government Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by any Credit Party.

7.14	Compliance with Laws.

Each LAC Party is in compliance with all applicable law, non-compliance with which would reasonably be expected to have a Material Adverse Effect.

7.15	No Default.

No Default or Event of Default has occurred and is continuing.

7.16	Condemnation.

There are no condemnations or other similar proceedings pending or threatened (in writing), which are applicable to the Stage 1 Project or any Credit Party’s business operations or Properties, which, if adversely determined, would reasonably be expected to have a Material Adverse Effect if adversely determined.

7.17	Insurance.

The Credit Parties have the benefit of the insurance coverage described in the certificates of insurance delivered pursuant to Section 6.1(4) , as updated from time to time, and required to be maintained pursuant to Section 8.1(6) and Section 8.1(23).

7.18	Taxes.

All tax returns, reports and statements, including information returns, required by any Government Authority to be filed by any Credit Party have been filed with the appropriate Government Authority and all Taxes have been paid prior to the date on which any fine, penalty, interest or late charge may be added thereto for non-payment thereof (or any such fine, penalty, interest, late charge or loss has been paid), excluding Taxes or other amounts being Contested in accordance with Section 8.1(4).

7.19	Pension and Benefit Plans.

(1)

The Credit Parties have no Pension Plans. Schedule 7.19 sets forth all Benefit Plans (other than, for greater certainty, universal plans created by and to which the Borrower is obligated to contribute by statute) adopted by each Credit Party. No event has occurred in respect of such Benefit Plans which would reasonably be expected to have a Material Adverse Effect. There are no outstanding disputes concerning the assets of the Benefit Plans which would reasonably be expected to result in a Material Adverse Effect.

(2)	No Credit Party is a member of, or has any liability in respect of, any pension plan as defined in Section 3(2) of the Employee Retirement Security Act of 1974 (United States of America).

7.20	Environmental Matters.

Except	as otherwise specified in Schedule 7.20:

(1)

all facilities and real property owned or leased by any Credit Party have been, and continue to be, owned, leased or operated by such Credit Party in compliance with all applicable Environmental Laws, save and except where any non-compliance would not reasonably be expected to have a Material Adverse Effect;

(2)

there are no past or present facts, actions, circumstances, conditions, events or incidents, including without limitation, the Release of any Hazardous Material at, on or under any property now or previously owned or leased or that, singular or in the aggregate, would reasonably be expected to have a Material Adverse Effect. To the knowledge of the Borrower, no Hazardous Materials are or have been Released from any property owned or leased by any Credit Party in violation of applicable Environmental Laws, save and except Releases of any Hazardous Materials which would not reasonably be expected to have a Material Adverse Effect. No Credit Party has received any written notice of violation that has not been cured, claims, or any other written communication from a Government Authority that alleges that any Credit Party is not in compliance with all Environmental Laws which alleged non-compliance, if proved, would reasonably be expected to have a Material Adverse Effect, and to the knowledge of the Credit Parties, there are no circumstances that reasonably would be expected to prevent or interfere with such compliance in the future; and

(3)

the Credit Parties in compliance with all applicable Environmental Laws, including, without limitation, Government Rules relating to emissions reduction credits, except for any non-compliance which would not reasonably be expected to have a Material Adverse Effect.

7.21	Accuracy of Information.

As of the date of this agreement, none of the representations and statements of fact set forth in this Section 6 omits to state any material fact necessary to make such representation or statement of fact not misleading in any material respect.

7.22	Financial Advisors.

No Credit Party has retained any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, which will result in the obligation of any Person to pay any finder’s fee, brokerage commission or similar payment in connection with the transactions contemplated herein or therein, and the Credit Parties will indemnify and hold harmless each Lender and the Administrative Agent from and against all losses, claims, damages or liabilities (including legal fees and costs of investigation and defense thereof) to which such Person may become subject arising out of or based upon any act or omission arising out of a breach of the representation and warranty given in this Section 7.22.

7.23	No Material Adverse Effect.

Between December 31, 2016 and the Effective Date, no event has occurred, which alone or together with other events, would reasonably be expected to have a Material Adverse Effect.

7.24	Distribution Account/Investment Accounts

The details of the Distribution Accounts and the Investment Accounts set out on Schedule 1.1(35) and Schedule 1.1(69) hereto are true and correct.

7.25	Acknowledgment.

Each of the Credit Parties acknowledges that the Secured Parties are relying upon the representations and warranties in this Section 6 in entering into this Agreement and the transactions contemplated thereby and the Lenders making the Loans.

SECTION 8

COVENANTS

8.1	Affirmative Covenants.

Each Credit Party agrees with the Secured Parties that, until all Commitments have terminated and all Obligations have been paid and performed in full, each Credit Party will perform, and cause each other Credit Party to perform, the obligations set forth in this Section 8.1. With respect to any matter in this Section 8.1 requiring delivery of hard copy documents to the Administrative Agent, the Credit Parties shall ensure that sufficient copies are delivered for each of the Secured Parties.

(1)

Financial Information, Reports, Notices, etc. The Credit Parties will furnish, or will cause to be furnished, to the Administrative Agent copies of the following financial statements, reports, notices and information (which the Administrative Agent shall promptly deliver to the Lenders following receipt):

(a)

as soon as available and, in any event, within 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, for each Credit Party, consolidated unaudited balance sheets of such Person as of the end of such Fiscal Quarter and consolidated statements of earnings and cash flow of such Person for such Fiscal Quarter and for the period commencing at the end of the previous Fiscal Year and ending with the end of such Fiscal Quarter, certified by an Authorized Officer of the respective Person;

(b)

as soon as available and, in any event, within 120 days after the end of each Fiscal Year, a copy of the annual audit report for such Fiscal Year for each Credit Party, including therein consolidated balance sheets of such Person as of the end of such Fiscal Year and consolidated statements of earnings and cash flow of such Person for such Fiscal Year, in each case certified (without any Impermissible Qualification) in a manner acceptable to the Administrative Agent (acting on the instructions of the Majority Lenders, acting reasonably), by nationally recognized independent public accountants;

(c)

as soon as available and, in any event, within 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year and within 120 days after the end of each Fiscal Year, a certificate, executed by an Authorized Officer of the Borrower certifying that the financial statements fairly present in all material respects the Credit Parties’ financial condition and results of operations showing (in reasonable detail and with appropriate calculations and computations in all respects satisfactory to the Administrative Agent (acting on the instructions of the Majority Lenders, acting reasonably compliance with this Agreement and stating that no Default or Event of Default exists, or if any Default or Event of Default exists, stating the nature and status thereof;

(d)

as soon as possible and, in any event, within three Business Days after the occurrence of each Default of which one or more of the Credit Parties is aware, or Event of Default, a statement of an Authorized Officer of the Borrower setting forth details of such Default or Event of Default and the action which the Credit Parties have taken or propose to take with respect thereto;

(e)

as soon as possible and, in any event, within three Business Days after (i) the occurrence of any material adverse development with respect to any Proceeding described in Section 7.6 affecting one or more of the Credit Parties; or (ii) the commencement of any Proceeding of the type described in Section 7.6, notice thereof and copies of all documentation relating thereto which are in the possession of the Credit Parties;

(f)

reasonably promptly upon its becoming available, copies of all notices or documents received by a Credit Party pursuant to any Material Contract alleging default or non-performance by any Credit Party thereunder or terminating or suspending any such Material Contract or claiming that any Material Contract is subject to potential suspension or termination, where such default, non-performance, termination or suspension would reasonably be expected to have a Material Adverse Effect;

(g)

as soon as possible, but, in any event, within three (3) Business Days of becoming aware thereof, notice of the occurrence of any other event or occurrence that would reasonably be expected to have a Material Adverse Effect;

(h)

subject to (i) Section 12.2 hereof, and (ii) any restrictions and/or prohibitions contained in the Minera Exar JV Documents, a copy of the following that have been received by any LAC Party (to the extent the same are prepared and/or produced in the normal course of business of Minera Exar, with there being no obligation to prepare and/or produce the same solely to satisfy the delivery obligations hereunder, and in each case, to the extent applicable, in the form approved by the board of directors of Minera Exar)): (A) all minutes of meeting and resolutions for Minera Exar, (B) the annual business plan for Minera Exar, (C) the operating budget for Minera Exar, (D) the life of mine plan for the Stage 1 Project, (E) any monthly construction reports for the Stage 1 Project, and (F) any quarterly operating reports for the Stage 1 Project, such deliveries to be provided by the Borrower to the Administrative Agent within thirty (30) days of receiving the same;

(i)

subject to (i) Section 12.2 hereof, and (ii) any restrictions and/or prohibitions contained in the Minera Exar JV Documents, within three (3) Business Days after the Borrower acquires notice or otherwise obtains any knowledge of (i) the occurrence of any material adverse development with respect to any litigation, action, proceeding, or labour controversy of the type described in Section 7.6 affecting Minera Exar or (ii) the commencement of any litigation, action, proceeding or labour controversy of the type described in Section 7.6 against Minera Exar, notice thereof and copies of all material documentation relating thereto which are in the possession of the Borrower;

(j)

subject to (i) Section 12.2 hereof, and (ii) any restrictions and/or prohibitions contained in the Minera Exar JV Documents, promptly after any Credit Party knows or has reason to believe that any Government Approval related to the Stage I Project may be modified or supplemented in a manner which would reasonably be expected to have a Material Adverse Effect or which would have a material adverse effect on Minera Exar or the Stage 1 Project, or may be revoked or suspended, a description of such threatened modification, supplement, revocation or suspension and the action proposed to be taken with respect thereto;

(k)

subject to (i) Section 12.2 hereof, and (ii) any restrictions and/or prohibitions contained in the Minera Exar JV Documents, such other information respecting the condition or operations, financial or otherwise, of the Credit Parties as any Lender through the Administrative Agent may from time to time reasonably request; and

(l)

to the extent that delivery of any of the information to be provided pursuant to Sections 8.1(1)(h) through 8.1(1)(k), inclusive, is prohibited by the Minera Exar JV Documents, the Borrower shall use all reasonable commercial efforts to obtain any consents necessary under the Minera Exar JV Documents from SQM and shall exercise its rights under the Minera Exar JV Documents to facilitate the delivery of such information.

Notwithstanding the foregoing, and for the avoidance of doubt, if the information that would otherwise be provided pursuant to Sections 8.1(1)(h) through 8.1(1)(k), inclusive, contains information about proprietary intellectual property of SQM, Minera Exar or any of their respective Subsidiaries, the Credit Parties shall not be required to deliver such documents, notices or other materials containing such proprietary information; provided that if such proprietary intellectual property can reasonably be redacted from the relevant materials containing the information to be delivered, the Credit Parties shall redact the same and deliver the redacted information to the Administrative Agent. Information required to be delivered with respect to the Borrower pursuant to Section 8.1(1) shall be deemed to have been delivered on the date on which such information has been posted on the Borrower’s website on the Internet, at www.sedar.com or at another website identified by the Borrower by notice to the Administrative Agent and each of the Lenders and accessible by the Administrative Agent and each of the Lenders without charge. The Lenders acknowledge and agree that the Administrative Agent shall not be required to provide to the Lenders notice or copies of any such information deemed to have been delivered by the Borrower.

(2)

Environmental Reporting. Promptly, and, in any event, within ten (10) days of each occurrence, (i) notify the Administrative Agent of any proceeding orders before any Government Authority requiring any LAC Party to comply with or take action under any Environmental Laws which would reasonably be expected to result in (A) a future claim requiring expenditures in the amount of US$1,000,000 (or the equivalent amount in any other currency) or more, (B) the imposition of a fine or fines aggregating US$1,000,000 (or the equivalent amount in any other currency) or more, or (C) the shutting down of any material facility for a period which would reasonably be expected to result in losses of US$1,000,000 (or the equivalent amount in any other currency) or more; and (ii) notify the Administrative Agent of any occurrence which would reasonably be expected to cause or result in a Material Adverse Effect. Such occurrences shall include where any LAC Party (iii) receives a notice or claim, which is not frivolous or vexatious, to the effect that any LAC Party is liable to any Person in a material amount as a result of the Release of any Hazardous Material; (iv) receives any notice that any LAC Party is subject to investigation by any Government Authority evaluating whether any remedial action is needed to respond to the Release of any Hazardous Material where such response would reasonably be expected to have a Material Adverse Effect; (v) receives any notice that all or any portion of the owned real Property or the leased real Property is subject to a material order or a Lien (other than Permitted Liens) under or pursuant to any Environmental Law securing an amount in excess of US$1,000,000 (or the equivalent amount in any other currency); (vi) receives any notice of a material condition with respect to any owned real Property or the leased real Property which might reasonably result in a notice of a material violation of any Environmental Law; (vii) receives any notice of the commencement of any judicial or administrative proceeding alleging a material violation of any Environmental Law with respect to any owned real Property or the leased real Property; or (viii) undertakes any material activities as a result of new or proposed changes to any existing Environmental Law that would have a Material Adverse Effect.

(3)	Additional Reporting Requirements. The Borrower will:

(a)

promptly notify the Administrative Agent in writing of any default, or event condition or occurrence which with notice or lapse of time, or both would constitute a default under any agreement in respect of Debt to which any LAC Party owes (contingently or otherwise) at least US$1,000,000 (or the equivalent amount in any other currency); and

(b)

from time to time, upon request of the Administrative Agent (acting on the instructions of the Majority Lenders), provide the Administrative Agent with evidence of maintenance of all insurance required to be maintained by Section 8.1(6) and Section 8.1(1)(23) including such originals or copies as the Administrative Agent (acting on the instructions of the Majority Lenders) may reasonably request of policies, certificates of insurance, riders and endorsements relating to such insurance and proof of premium payments.

(4)

Compliance with Laws, Maintenance of Existence, etc. Each Credit Party will comply in all material respects with all applicable Government Rules, including all Government Approvals, with such compliance to include, without limitation, the maintenance and preservation of its legal existence as a corporation and qualification to carry on business in each jurisdiction where the nature of such Credit Party’s business requires such qualification. Each Credit Party shall pay, before the same become delinquent, all material Charges imposed upon it or upon its property except to the extent such Charges are being diligently Contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books.

(5)	Pension and Benefit Plans.

(a)

For each existing Pension Plan, each Credit Party shall ensure that such plan retains its registered status under and is administered in a timely manner in all respects in accordance with the applicable pension plan text, funding agreement, the ITA and all other applicable laws.

(b)

For each Pension Plan hereafter adopted by any Credit Party which is required to be registered under the ITA or any other applicable laws, that Credit Party shall use its best efforts to seek and receive confirmation in writing from the applicable Government Authorities to the effect that such plan is unconditionally registered under the ITA and such other applicable laws.

(c)

For each existing Pension Plan and Benefit Plan hereafter adopted, each Credit Party shall in a timely fashion perform in all material respects all obligations (including fiduciary, funding, investment and administration obligations) required to be performed in connection with such plan and the funding media therefor.

(d)

Each Credit Party shall deliver to the Administrative Agent, if requested by the Administrative Agent (acting on the instructions of the Majority Lenders), (i) promptly after the filing thereof by any Credit Party with any applicable Government Authority, copies of each annual and other return, report or valuation with respect to each Pension Plan; (ii) promptly after receipt thereof, a copy of any direction, order, notice, ruling or opinion that any Credit Party may receive from any applicable Government Authority with respect to any Pension Plan; and (iii) notification within 30 days of any increases having a cost to such Credit Party in excess of US$500,000 per annum in the benefits of any existing Pension Plan or Benefit Plan, or the establishment of any new Pension Plan or Benefit Plan, or the commencement of contributions to any such plan to which any Credit Party was not previously contributing.

(6)	Insurance.

(a)

The Credit Parties shall maintain, (i) with financially sound and reputable insurers, insurance with respect to the properties and business of the Credit Parties against loss, damage, risk or liability of the kinds customarily insured against by Persons carrying on a similar business; and (ii) any insurance obtained by the Borrower in compliance with the insurance requirements set forth in Section 8.1(23) hereof (collectively, the “Required Insurance”).

(b)

All insurance maintained by the Credit Parties shall name the Administrative Agent (or the U.S. Collateral Agent in respect of any collateral located in, or in relation to a US obligor) as secured party or mortgagee and lender’s loss payee in respect of property and casualty insurance and as additional insured in respect of liability insurance.

(c)

The Borrower shall deliver to the Administrative Agent prior to the Effective Date of this Agreement and annually thereafter, certificates or binders of insurance which evidence (i) compliance with the insurance requirements set forth in this Section 8.1(6) and any insurance obtained by the Borrower in compliance with the insurance requirements set forth in Section 8.1(23); and (ii) that premiums with respect to each policy of

Required Insurance have been paid prior to the due date thereof. Upon request of the Administrative Agent (acting on the instructions of the Majority Lenders), the Borrower shall provide the Administrative Agent with copies of all insurance policies and certificates and other information that may be reasonably requested with respect to the Required Insurance or the providers thereof.

(d)

Each of the Credit Parties hereby collaterally assigns to the Administrative Agent or the U.S. Collateral Agent, as applicable, on behalf of all Secured Parties and grants the Administrative Agent or the U.S. Collateral Agent, as applicable, on behalf of all Secured Parties, a Lien upon all insurance obtained by the Borrower or in which the Borrower has any rights or interest (whether or not complying with or described by this Section 8.1(6)), and in the event the Borrower shall fail to make, settle, compromise and liquidate any and all claims in a timely manner, the Administrative Agent or the U.S. Collateral Agent, as applicable, shall have the right to make, settle, compromise and liquidate any and all claims thereunder, without prejudice to its other rights and remedies under the Loan Documents, the Required Insurance or Government Rules and regulations.

(e)

In the event of a Loss of US$10,000,000 or less, the Credit Parties will have the right to apply the insurance proceeds from the Required Insurance arising from such Loss to the restoration of the property so insured. In the event of a Loss of greater than US$10,000,000, the Credit Parties will have the right, with the prior written consent of the Lenders acting reasonably, to apply the insurance proceeds from the Required Insurance arising from such Loss to the restoration of the property so insured. All insurance proceeds that are not applied to pay the cost of restoration in accordance with this Section 8.1(6)(e) will be applied to the repayment of the Loans in accordance with Section 4.

(f)

In the event the Credit Parties are unable to maintain the Required Insurance set forth in Section 8.1(6) or Section 8.1(23), the Credit Parties shall immediately notify the Administrative Agent, along with a letter from a recognized insurance representative/broker indicating that such insurance is not available and commercially feasible. The Lenders shall enter into discussions with the Credit Parties, and shall have the option of (i) waiving such requirement for such period of time as insurance is not commercially available and feasible or (ii) exploring the market and procuring such insurance on behalf of the Credit Parties, with costs of insurance to be charged back to the Credit Parties. Any waiver of a material requirement or condition must be approved annually by the Administrative Agent (acting on the instructions of the Majority Lenders).

(g)

No provision of this Section 8.1(6) or Section 8.1(23) or any provision of any other Loan Document shall impose on the Secured Parties any duty or obligation to verify the existence or adequacy of the insurance coverage maintained by the Borrower, nor shall the Secured Parties be responsible for any representations or warranties made by or on behalf of the Borrower to any insurance company or underwriter.

(7)

Books and Records. Each of the Credit Parties will keep books and records which accurately reflect its business affairs and transactions and permit the Administrative Agent (acting on the instructions of the Majority Lenders) or its representatives, at reasonable times and intervals and upon reasonable notice, and, at the Borrower’s expense, to inspect such books and records and to examine and photocopy extracts from any of their books or other corporate records; provided that unless an Event of Default has occurred and is continuing, such inspection rights shall be limited to once per calendar year.

(8)

Environmental Covenant. Each Credit Party will (i) operate all of its facilities and properties in material compliance with all Environmental Laws; (ii) keep all necessary Environmental Permits, in effect and remain in material compliance therewith; (iii) handle all Hazardous Materials in material compliance with all applicable Environmental Laws; (iv) immediately notify the Administrative Agent and provide copies upon receipt of all written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws which would, if proved, result in a Material Adverse Effect; and (v) provide such information and certifications which the Administrative Agent (acting on the instructions of the Majority Lenders) may reasonably request from time to time to evidence compliance with this Section 8.1(6).

(9)

Obligations. Each Credit Party will, at all times, (i) fulfill all its covenants and obligations on its part to be fulfilled under; (ii) maintain in full force and effect, and promptly enforce (or use their best efforts to cause the relevant party to enforce) the obligations of each other Person under the Loan Documents; and (iii) enforce each covenant and all of its rights and privileges under the Loan Documents.

(10)

Use of Loan Proceeds. The Credit Parties shall utilize the proceeds of the Loans to make Investments in and/or intercompany loans to Minera Exar, directly or indirectly, solely for the purpose of financing of the Stage 1 Project Costs, as such costs are generally set out in the sources and uses schedule attached to the relevant Borrowing Request. Such Investments in and/or intercompany loans by the Credit Parties to Minera Exar shall at all times be in the same proportion, amount, frequency and nature as any Investments in and/or intercompany loans to Minera Exar by SQM and upon such other terms agreed to between the Borrower and SQM in accordance with the JV Documents.

(11)

Tracing of Loan Proceeds. The Borrower shall on an ongoing basis every calendar month provide full information and documentary evidence satisfactory to Administrative Agent, acting reasonably, of the movement of the Loan proceeds from Borrower to Minera Exar, and the deployment of the Loan proceeds by the

Credit Parties to finance the Stage 1 Project Costs and the sources and uses thereof.

(12)

Direction re Sale Proceeds. The Borrower shall, or shall cause the applicable LAC Party to, irrevocably direct in writing any purchaser of any Stock or assets that give rise to mandatory repayment obligations under Section 4.1(3) to pay any and all net proceeds of such sale directly to Administrative Agent or as Administrative Agent or the U.S. Collateral Agent, as applicable, acting on the instructions of the Majority Lenders, may direct in writing.

(13)

After-Acquired Property. Each Credit Party shall, and shall cause each Subsidiary that has entered into a Security Document to, ensure that all Collateral (save and except for Excluded Collateral) of one or more of them acquired after the entering into of this Agreement is subject to a valid Lien in favour of the Administrative Agent or the U.S. Collateral Agent, as applicable, on behalf of the Secured Parties, such Lien to be subject only to Permitted Liens.

(14)

Excluded Collateral. Borrower shall, after the date hereof, use reasonable commercial efforts to obtain SQM consents to the creation of a Lien to and for the benefit of the Administrative Agent and/or the U.S. Collateral Agent, as applicable, on behalf of the Secured Parties, over any Excluded Collateral and upon the receipt of such consent, the Borrower shall, or shall cause the applicable LAC Party to, within thirty (30) days of the date of such consent, execute and deliver such Security Documents as are requested by the Administrative Agent (acting on the instructions of the Majority Lenders, acting reasonably), in form and substance satisfactory to the Administrative Agent (acting on the instructions of the Majority Lenders, acting reasonably), and grant a valid Lien in such Excluded Collateral to and for the benefit of the Administrative Agent and/or the U.S. Collateral Agent, as applicable, on behalf of the Secured Parties, such Lien to be subject only to Permitted Liens.

(15)

Minera Exar JV Documents & Stage 1 Project. Each of the Borrower and all other applicable LAC Parties at all times shall, and shall also use reasonable commercial efforts to exercise its rights under the Minera Exar JV Documents in a manner that is consistent with and that facilitates the payment and performance of the Obligations and ongoing compliance by the Credit Parties with the Loan Documents. Without limiting the generality of the foregoing in any way, this shall include, without limitation, exercising such rights in a manner consistent with (i) the diligent and timely design, construction and completion of the Stage 1 Project; (ii) the use of the Loan proceeds by Minera Exar only for the development and construction of the Stage 1 Project; (iii) the commencement of operations of the Stage 1 Project; (iv) the maximization of profits generated by the Stage 1 Project; and (v) the adoption by Minera Exar of a dividend policy that maximizes distributions to the Borrower in order to support and facilitate the payment and performance of the Obligations, in each case as soon as is practicable.

(16)

Taxes re: Minera Exar Distributions. The Borrower shall use its reasonable efforts to ensure that all Minera Exar Distributions are structured and/or paid in such a manner to minimize the imposition of Taxes with respect to each such Minera Exar Distribution (in order to maximize the net payment to any Credit Party in connection therewith); provided that notwithstanding the foregoing, (i) all such Minera Exar Distributions shall be paid in accordance with the Minera Exar JV Documents; (ii) each Credit Party shall be able to arrange its affairs in whatever manner it thinks fit and shall not be under any obligation to claim any available refund or relief for tax purposes on its corporate profits or otherwise, or to claim such relief in priority to any other claims, reliefs, credits or deductions available to it; (iii) no Credit Party shall be required to make available its tax returns (or any other information relating to its Taxes which it deems confidential) to any Person where the provision of such information would not otherwise be required; (iv) Taxes shall be paid in accordance with applicable Law; and (v) no Credit Party shall be required to provide any information, document or other agreement in furtherance of this section that would be prohibited by applicable Law.

(17)

Minera Exar Distributions. The Credit Parties shall, at all times, cause all Minera Exar Distributions payable to any LAC Party to be deposited to the relevant Distribution Account pursuant to the Minera Exar Distribution Direction.

(18)

Maintenance of Properties, etc. Maintain and preserve, and cause each other Credit Party to maintain and preserve, all of their assets used or useful in their businesses in all material respects in good repair, working order and condition (reasonable wear and tear and obsolete Assets excepted and subject to dispositions permitted pursuant to the terms hereof) and in material compliance with Environmental Laws and, from time to time, make all needful and proper repairs, renewals, replacements, additions and improvements thereto, so that the businesses of the Credit Parties may be properly and advantageously conducted at all time in accordance with prudent business management.

(19)	Conduct of Business. Conduct, and cause each other Credit Party to conduct, in each Fiscal Year, its business in a prudent manner and consistent with good business practices.

(20)

Protect Liens. Except for the filing of renewal statements and the making of other filings by the Administrative Agent as a secured party, at all times, take all action and supply the Administrative Agent with all information necessary to maintain the Liens provided for under the Security Documents and confer upon the Administrative Agent for and on behalf of the Secured Parties, the Liens intended to be created thereby.

(21)

Pay all Amounts. Pay all amounts of principal, interest, fees, costs and expenses owing hereunder by the Credit Parties on the dates, at the times, and at the places specified in this Agreement or under any other Loan Documents to which the Credit Parties are a party.

(22)

Payment of Taxes and Claims. Pay and discharge, and cause each other Credit Party to pay and discharge, before the same shall become delinquent, (i) all Taxes, assessments and governmental charges or levies imposed upon it or upon its assets; and (ii) all lawful claims which, if unpaid, might by applicable law become a Lien upon its Assets, except any such Taxes or claim which is being contested in good faith and by proper proceedings.

(23)	Exar Insurance.

(a)

Propose and authorize, and use reasonable commercial efforts to authorize, Minera Exar to: (i) retain an independent insurance consultant or advisor (the “Insurance Advisor”) with relevant experience in the jurisdiction and the mining industry, to review the insurance coverage for the Stage 1 Project and to source insurance coverage alternatives for the Stage 1 Project with financially sound and reputable insurers that provides insurance over properties and business against loss, damage, risk or liability of the kinds customarily insured against by Persons carrying on a similar business and that provides coverage on loss in an amount that is relative to capital construction expenditures for the Stage 1 Project incurred from time to time in the amounts recommended by such Insurance Advisor, provided that, at completion of the Stage 1 Project, the coverage on loss included in such insurance shall be in an amount no less than the aggregate capital construction expenditures which, the Borrower acknowledges, are expected to be no less than US$410 million by completion of construction of the Stage 1 Project; and (ii) to the extent that existing insurance coverage of Minera Exar does not do so, purchase for the benefit of Minera Exar, without provisions for additional insured or loss payees, insurance coverage to meet the guidelines for coverage identified in Section 8.1(23)(a)(i).

(b)

If, however, the Borrower is unable to cause Minera Exar to purchase insurance that provides for the coverage on loss contemplated in Section 8.1(23)(a)(i) above, then the Borrower shall, to the extent such provisions are available on commercially reasonable terms, obtain comparable insurance for the Stage 1 Project that has a maximum coverage on loss in an amount that is at least equal to an amount equal to fifty per cent (50%) of the Difference provided that, at completion of construction of the Stage 1 Project, the total loss coverage from insurance purchased by the Borrower pursuant to this Section 8.1(23)(b) plus 50% of the total loss coverage from insurance purchased by Minera Exar in relation to the Stage 1 Project must be no less than $205,000,000.

In this Section 8.1(23), the “Difference” shall mean the difference between: (x) the amount of coverage on loss that is required to be obtained by Minera Exar pursuant to Section 8.1(23)(a)(ii); and (y) the coverage on loss on insurance (if any) that is actually obtained by Minera Exar to comply with the coverage indentified in Section 8.1(23)(a)(ii).

(24)

Cure Defects. Promptly cure or cause to be cured any defects in the execution and delivery of any of the Loan Documents or any of the other agreements, instruments or documents contemplated thereby or executed pursuant thereto or any defects in the validity or enforceability of any of the Loan Documents and, at its expense, execute and deliver or cause to be executed and delivered all such agreements, instruments and other documents as the Administrative Agent (acting on the instructions of the Majority Lender) may consider necessary or desirable for the foregoing purposes.

(25)

Material Authorizations etc. Maintain and cause each other Credit Party to maintain all Material Authorizations, Material Contracts and material leases as may be necessary to properly conduct their respective businesses, the failure of which to maintain would reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, and for greater certainty, the foregoing Material Authorizations would include all permits, approvals and licenses necessary for the business of Lithium Nevada Corporation.

(26)

Protection of Liens of the Administrative Agent or U.S. Collateral Agent. At or prior to the initial Borrowing, the Borrower shall have filed or caused to be filed PPSA financing statements, naming the applicable Credit Parties, as debtors and the Administrative Agent and/or the U.S. Collateral Agent, as applicable, for the benefit of the Secured Parties, as secured party and describing the Collateral, in all jurisdictions as the Administrative Agent or the U.S. Collateral Agent, as applicable (in either case, acting on the instructions of the Majority Lenders) may require for the creation, perfection or preservation of the Security Documents. From time to time thereafter, the Credit Parties shall file such financing statements and cause to be filed such continuation statements and financing change statements, all in such manner and in such places as may be required by applicable law fully to preserve, maintain and protect the interest of the Administrative Agent and/or the U.S. Collateral Agent, as applicable, in favor of the Secured Parties under this Agreement in the Collateral and in the proceeds thereof. The Credit Parties shall deliver (or cause to be delivered) to the Administrative Agent or the U.S. Collateral Agent, as applicable, verification statements or file stamped copies of, or filing receipts for, any document filed as provided above, as soon as available following such filing. In the event that the Credit Parties fail to perform their obligations under this section, the Administrative Agent or the U.S. Collateral Agent, as applicable, may (but shall have no obligation to) do so, in each case at the expense of the Borrower, however neither the Administrative Agent nor the U.S. Collateral Agent shall have any liability in connection therewith.

(27)

Further Assurances. At the Borrower’s cost and expense, upon request of the Administrative Agent, duly execute and deliver or cause to be duly executed and delivered to the Administrative Agent (acting on the instructions of the Majority Lenders such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Administrative Agent (acting on the instructions of the Majority Lenders or the Administrative Agent’s

counsel) to carry out more effectually the provisions and purposes of the Loan Documents.

8.2	Negative Covenants.

Each of the Credit Parties agrees with the Secured Parties that, until all Commitments have terminated and all Obligations have been paid and performed in full, it will perform, and will cause each of the other Credit Parties to perform, the obligations set forth in this Section 8.2.

(1)	Indebtedness. No Credit Party will create, incur, assume or suffer to exist or otherwise become or be liable in respect of any Indebtedness, other than, without duplication, the following:

(a)	Indebtedness in respect of the Loans and other Secured Obligations;

(b)	unsecured Indebtedness between the Credit Parties;

(c)	Indebtedness in respect of capital leases and purchase money security interests in an amount not to exceed US$10,000,000.00, in the aggregate, at any time;

(d)	Indebtedness owing by any of the Credit Parties in respect of reclamation obligations incurred in the ordinary course of business;

(e)	Indebtedness of the Credit Parties in existence as of the date hereof set out on Schedule 8.2(1)(e) hereto;

(f)

Indebtedness of any Subsidiaries of the Credit Parties acquired after the date hereof where such Subsidiary subsequently becomes a Credit Party in accordance with the terms hereof provided that such Indebtedness existed as of the date of the acquisition and was not incurred in contemplation thereof;

(g)

working capital Indebtedness of the Seller in an amount not to exceed 100% of the receivables and inventory of the Seller (but not, for the avoidance of doubt, including any right of the Seller to Minera Exar Distributions) provided that such Indebtedness is the subject of an intercreditor arrangement in form and substance satisfactory to the Secured Parties, acting reasonably;

(h)	amounts owing by any Credit Party under the Offtake Agreements to the extent such amounts constitute Indebtedness;

(i)	any Guarantee by a Credit Party of Indebtedness of any LAC Party permitted pursuant to paragraphs (a) to (h) immediately above; and

(j)	any Guaranty by a Credit Party of Indebtedness of RheoMinerals Inc., provided that both such Guaranty and Indebtedness were in existence as of the date of the Investment Agreements.

(2)	Liens. No Credit Party will create, incur, assume or suffer to exist any Lien upon any of its property, revenues or assets, whether now owned or hereafter acquired, except:

(a)	Liens securing payment of the Secured Obligations granted pursuant to any Loan Document;

(b)

Liens in personal property securing payment of the Indebtedness described in Section 8.2(1)(c) provided that such Lien (a) secures an amount not exceeding the total amount of such property and (b) extends only to such property and its proceeds;

(c)	Liens securing Indebtedness described in Section 8.2 (1)(d);

(d)	Liens securing Indebtedness described in Section 8.2 (1)(e), provided that such Liens were in existence as of the date of the Investment Agreements;

(e)	Liens securing Indebtedness described in Section 8.2 (1)(f), provided that:

(i)	such Liens are in existence at that time of acquisition and are not granted in contemplation thereof; and

(ii)	such Liens do not secure or attach to the Stock of the applicable Subsidiary or otherwise frustrate the receipt by Administrative Agent of a first-priority pledge of and Lien on such Stock;

(f)	Liens securing Indebtedness described in Section 8.2 (1)(g), provided that:

(i)

such Liens secure or attach solely to the receivables and inventory being financed pursuant thereto (and including any proceeds thereof) and which Liens, for the avoidance of doubt, do not secure any Minera Exar Distributions;

(ii)	such Liens do not secure or attach to the Stock of the Seller; and

(iii)	such Liens are subject to an intercreditor arrangement satisfactory to the Secured Parties, acting reasonably;

(g)

unregistered Liens that arise by operation of law for Charges of Government Authorities not at the time delinquent or thereafter payable without penalty or being Contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

(h)

unregistered Liens that arise by operation of law for claims of carriers, warehousemen, mechanics, materialmen and landlords and other Charges incurred in the ordinary course of business for sums not overdue or being Contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

(i)

Liens incurred in the ordinary course of business in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for borrowed money) entered into in the ordinary course of business or to secure obligations on surety or appeal bonds;

(j)

judgment Liens in existence less than 15 days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full (subject to a customary deductible) by insurance maintained with responsible insurance companies;

(k)

Liens resulting from any judgement rendered or claim filed against the Credit Party which the Credit Party shall be contesting in good faith by proper legal proceedings if adequate reserves with respect thereto are maintained on the books of such Credit Party, in accordance with GAAP, so long as such Liens do not involve any immediate danger of the sale, forfeiture or loss of the property, revenues or assets that are subject to the Lien;

(l)	Liens affecting real property which are:

(i)	title defects, encroachments or irregularities of a minor nature acceptable to the Majority Lenders; or

(ii)

restrictions, easements, rights-of-way, servitudes or other similar rights in land (including rights-of-way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph for cable television conduits, poles, wires and cables) granted to or reserved by other Persons, in each case where such Liens in the aggregate do not materially impair the usefulness or marketability of such real property or its usefulness for the purposes for which it is held;

(m)

the right reserved to or vested in any Government Authority by any statutory provision, or by the terms of any lease, license, franchise, grant or permit of the Credit Party, to terminate any such lease, license, franchise, grant or permit or to require annual or other payments as a condition to the continuance thereof;

(n)

any Lien resulting from security given to a public utility or Government Authority when required by such utility or Government Authority in connection with the operation of the business of such Credit Party;

(o)	the reservations, limitations, provisos and conditions, if any, expressed in any original grants of real property from the Crown or in comparable grants, if any, in jurisdictions other than Canada;

(p)

any lien, satisfaction of which has been provided for by the depositing with the Administrative Agent, for the benefit of the Secured Parties, of an amount in cash, or the obtaining of a surety bond satisfactory to the Majority Lenders in their absolute discretion, sufficient in either case to pay or discharge the same and which deposit or bond the Administrative Agent, on behalf of the Secured Parties, is authorized to use or draw upon for that purpose;

(q)

zoning and building by-laws and ordinances, municipal by-laws, provincial laws and regulations, which do not materially impair the usefulness or marketability of real property or its usefulness for the purposes for which it is held; and

(r)

any Lien on real or personal property existing at the date of this Agreement and disclosed on Schedule 8.2(2) but only to the extent such Lien conforms to its description on Schedule 8.2(2) and any extension, renewal or refinancing of such Lien; provided that the amount of the obligations secured by any such Lien is not increased as a result of such extension, renewal or refinancing or otherwise.

(3)

Consolidation, Merger, Sale of Assets, etc. No Credit Party will amalgamate, liquidate or dissolve, consolidate with, or merge into or with, any other Person, or purchase or otherwise acquire all or substantially all of the assets of or any class of Stock (or other equity interest in) any Person (or of any division thereof). No Credit Party shall convey, sell, lease transfer or otherwise dispose of, in one transaction or a series of transactions, any of its right, title or interest in or to any of its property or assets, including, without limitation:

(a)	Minera Exar;

(b)	shareholder loans made to Minera Exar and/or the Guarantors, as applicable; or

(c)	their right to receive dividends, distributions or other similar payments from Minera Exar and/or any Guarantor,

except	for:

(d)	the sale or other disposition of product in the ordinary course of business;

(e)	the sale or other disposition of obsolete equipment;

(f)	the sale or other disposition of

(i)	all of the Stock of RheoMinerals Inc.; or

(ii)	all or substantially all of the assets of RheoMinerals Inc.; or

(g)	the sale or other disposition of other assets not to exceed US$1,000,000.00 in the aggregate in any Fiscal Year,

Borrower shall provide ten (10) Business Days advance written notice to Administrative Agent of any intended sale of assets by any LAC Party.

(4)

Transactions with Affiliates. No Credit Party will enter into, or cause, suffer or permit to exist any other arrangement or contract with any Affiliate of such Credit Party unless such arrangement or contract has commercially reasonable terms, is fair and equitable to such Credit Party and is an arrangement or contract of the kind which would be entered into by a prudent Person in the position of such Credit Party with a Person which is not one of its Affiliates; provided that, subject to complying with Section 8.1(10), the Borrower may (i) advance the proceeds of the Loans to Minera Exar and/or 2265866 Ontario Inc. by way of intercorporate debt on such terms and conditions as the Borrower deems reasonable, acting reasonably only for the purposes of financing the development of the Stage 1 Project; and (ii) may make Investments in and loans to its Subsidiaries that do not have a direct or indirect interest in Minera Exar, in each case on terms and conditions it deems reasonable.

(5)

Restricted Payments. The Borrower shall not make any Restricted Payment except annually on Principal Payment Dates and not unless each of the following conditions is satisfied on the date of such Restricted Payment:

(a)	no Default or Event of Default shall have occurred and shall be continuing or would result from the making of such Restricted Payment;

(b)	the Borrower shall have made the principal payment of the Loans required on such Principal Payment Date in accordance with Section 4.1 hereof; and

(c)

the Borrower reasonably expects to have sufficient cash during the then immediately succeeding fiscal quarter to cover any increase in working capital requirements and any Capital Expenditures to be made during such quarter.

(6)

No Material Amendments to Minera Exar JV Documents. No Credit Party shall enter into any material amendments to any of the Minera Exar JV Documents or any amendments that adversely impact the rights of the Secured Parties, in their capacity as such, under this Agreement or any of the Loan Documents in any material respect; provided that amendments can be made to the Minera Exar JV Documents to (i) facilitate the sale of production from Minera Exar to the Credit Parties and SQM (including, for the avoidance of doubt, setting the price and other terms of such sales); (ii) protect proprietary intellectual property of the Credit Parties, SQM, Minera Exar and their respective Subsidiaries; and (iii) as required to comply with applicable law and regulations (including, for the avoidance of doubt, The Foreign Corrupt Practices Act of 1977 (as amended),

Securities Exchange Act of 1934 (as amended) and similar laws in any applicable jurisdiction, including all rules, regulations and guidelines issued pursuant thereto).

(7)	[RESERVED].

(8)

No Amendments to Organizational Documents. No Credit Party shall make any amendments to its Organizational Documents without the consent of the Administrative Agent (acting on the instructions of the Majority Lenders, acting reasonably); provided that the Borrower may amend its Organizational Documents in order to effect any (i) consolidation of its issued and outstanding Stock; or (ii) split of its issued and outstanding Stock; provided further that such amendments do not adversely affect rights of the Administrative Agent and Lenders, in their capacity as such, under this Agreement or any other Loan Document.

(9)

Negative Pledge. No LAC Party shall enter into any agreement, document or other arrangement (i) creating any Lien on any Excluded Collateral (whether now owned or hereafter acquired); or (ii) assigning, selling, transferring or otherwise disposing of any Excluded Collateral or the Stock of Lithium Nevada Corp., in each case without the prior written consent of the Majority Lenders (acting reasonably).

(10)

New Subsidiaries. No Credit Party shall create or invest in or acquire a Subsidiary (including, for the avoidance of doubt, any Subsidiary that is the Seller) unless concurrently with such creation, investment or acquisition, the Administrative Agent receives a Guarantee of the Obligations from such Subsidiary and a first priority pledge of the Stock of such Subsidiary.

(11)

Accounts. No Credit Party shall open any new Investment Account, Distribution Account or Proceeds Account unless: (a) at least ten (10) Business Days prior to opening such new account, the Administrative Agent receives a written notice including the details of the financial institution at which the account will be held, the account number, the currency in which the account will be operated; and (b) in the case of a Distribution Account or Proceeds Account, concurrently with the opening, and, in the case of an Investment Account, within thirty (30) days of the opening, of such account, the Administrative Agent receives a blocked accounts agreement or deposit account control agreement as may be required in order to comply with this Agreement.

SECTION 9

EVENTS OF DEFAULT

9.1	Listing of Events of Default.

Each of the following events or occurrences described in this Section 9.1 shall constitute an “Event of Default.”

(1)

Non-Payment of Obligations. The Borrower shall default in the payment when due of any principal on any Loan, or the Borrower shall default (and such default shall continue unremedied for a period of three (3) days) in the payment when due of any interest or fee or of any other Obligation.

(2)

Breach of Warranty. Any representation or warranty of any Credit Party or any other Obligor made or deemed to be made hereunder or in any other Loan Document executed by it or any other writing or certificate furnished by or on behalf of any Credit Party or any other Obligor to the Administrative Agent, or any Lender for the purposes of or in connection with this Agreement or any such other Loan Document (including any certificates delivered pursuant to Section 6), is or shall be incorrect when made or on the Effective Date in any material respect.

(3)

Breach of Material Contract. Any Credit Party shall default in the performance and observance of any its obligations under a Material Contract, which default is not otherwise cured within 30 days of the date such party became aware of the default; provided that, for purposes of this Section 9.1(3), “Material Contract” shall not include this Agreement or any other Loan Document.

(4)	Non-Performance of Other Covenants and Obligations.

(a)	Any Credit Party shall default in the performance and observance of any of its obligations under Sections 8.2(3) or (5);

(b)

Any Credit Party shall default in the performance and observance of any of the obligations under Sections 8.1(10) or 8.2 (not referred to in Section (a)) and such default shall continue unremedied for a period of thirty (30) days or more; or

(c)	Any Credit Party shall default in the due performance and observance of this Agreement or any other Loan Document and such default shall continue unremedied for a period of thirty (30) days or more.

(5)

Default on Other Indebtedness; Agreements. Any Credit Party shall default in the payment when due of any principal of or interest on any of its Indebtedness (other than any amount due under this Agreement) aggregating US$5,000,000 or more or any event specified in any note, agreement, indenture or other document evidencing or relating to an)’ such Indebtedness shall occur if the effect of such event is to cause, or (with the giving of any notice or the lapse of time or both) to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, such Indebtedness to become due, or to be prepaid in full (whether by redemption, purchase, offer to purchase or otherwise), prior to its stated maturity.

(6)

Judgments. Any judgment or order for the payment of money in excess of US$5,000,000 or the Equivalent Amount thereof shall be rendered against a Credit Party and remains unstayed or unbonded for at least thirty (30) days.

(7)	Change of Control. Any Change of Control shall occur.

(8)

Executions. Assets of any Credit Party with a fair market value of US$5,000,000 thereof or more shall be attached, seized, levied upon or subjected to execution, garnishment, distress or any other similar process, or come within the possession of any receiver, trustee, custodian, liquidator, administrator, sequestrator, sheriff, bailiff or assignee for the benefit of creditors of any Credit Party and such condition continues for thirty (30) days or more.

(9)

Bankruptcy, Insolvency, etc. Any involuntary case or proceeding (including the filing of any notice in respect thereof) is commenced against any Credit Party and/or Minera Exar under any Insolvency Law, any incorporation law or other applicable law in any jurisdiction in respect of the:

(a)	bankruptcy, liquidation, winding-up, dissolution or suspension of general operations;

(b)	composition, rescheduling, reorganization, arrangement or readjustment of, or other relief from, or stay of proceedings to enforce, some or all of the debts or obligations;

(c)

appointment of a trustee, interim receiver, receiver, receiver and manager, liquidator, administrator, custodian, sequestrator, administrative agent or other similar official for, or for all or a substantial part of the assets; or

(d)	possession, foreclosure, seizure or retention, sale or other disposition of, or other proceedings to enforce security over, all or a substantial part of the assets,

of any such Person and such case or proceeding shall remain undismissed or unstayed for thirty (30) days or more or such court shall enter a decree or order granting the relief sought in such case or proceeding;

(10)

Voluntary Proceedings. Any Credit Party or Minera Exar (i) shall commence or fail to contest in a timely and appropriate manner or shall consent to the institution of proceedings referred to in Section 8.1(9) above or to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) of any such Person or of any substantial part of any such Person’s assets; (ii) shall take any corporate action in furtherance of any of the foregoing or of any of the proceedings referred to in Section 8.1(9) above; (iii) shall admit in writing its inability to pay its debts as such debts become due; or (iv) shall become insolvent.

(11)

Lack of Enforceability of Loan Documents. Unless otherwise expressly provided herein or in any Loan Document, and after the date of the execution and delivery by the parties thereto of any Loan Document, any Loan Document shall cease to be in full force and effect or, in the case of Security Documents, to be effective to grant a perfected Lien to the Administrative Agent and/or the U.S. Collateral Agent, as applicable, for the benefit of the Secured Parties, on the Collateral described in such Security Document with the priority purported to be created by such Security Document, and a substantially similar and enforceable agreement or Lien is not entered into or provided in favour of the Administrative Agent and/or the U.S. Collateral Agent, as applicable, for the benefit of the Secured Parties, within thirty (30) days thereof.

(12)	Material Adverse Effect. At any time there occurs an event or circumstance which would have a Material Adverse Effect with respect to the Credit Parties.

(13)	Abandonment. An Event of Abandonment occurs and is continuing.

(14)

Investor Rights Agreement. At any time, a Credit Party is in default of its obligations under an “Investor Rights Agreement” (as defined in the applicable Investment Agreement), subject to any applicable cure periods contained therein.

(15)	Offtake Agreement. At any time, a Credit Party is in default of its obligations under any Offtake Agreement, subject to any applicable cure periods contained therein.

9.2	Action if Bankruptcy.

If any Event of Default described in Sections 9.1(9)or 9.1(10) shall occur, the Commitments (if not theretofore terminated) shall automatically terminate and the outstanding principal amount of all outstanding Loans and all other Obligations shall automatically be and become immediately due and payable, without notice or demand.

9.3	Action if Other Event of Default.

If any Event of Default shall occur for any reason, whether voluntary or involuntary, and be continuing, the Administrative Agent, upon the direction of the Lenders, shall by notice to the Borrower declare all or any portion of the outstanding principal amount of the Loans and other Secured Obligations to be due and payable and/or the Commitments (if not theretofore terminated) to be terminated, whereupon the full unpaid amount of such Loans and other Obligations which shall be so declared due and payable shall be and become immediately due and payable, without further notice, demand or presentment, and/or, as the case may be, the Commitments shall terminate. In that event, the Security Documents shall become immediately enforceable and the Administrative Agent or the U.S. Collateral Agent, as applicable, in each case acting on the instructions of the Lenders in their sole discretion, exercises any right or recourse and/or proceeds by any action, suit remedy or proceeding against any of the Credit Parties authorized or permitted by law for the recovery of all the indebtedness, obligations or liabilities of the Credit Parties to the Secured Parties, and proceed to exercise any and all rights hereunder and under the Security Documents, and no such remedy for the enforcement of the rights of the Secured Parties shall be exclusive of, or dependent on, any other remedy, but anyone or more of such remedies may from time to time be exercised independently or in combination.

9.4	Application of Payments

Notwithstanding any other provisions of this Agreement, after the occurrence and during the continuance of an Event of Default, all payments made by a Credit Party under this Agreement or from the proceeds or realization of any security, or otherwise collected or received by the Secured Parties on account or amounts outstanding with respect to any of the obligations owed to the Secured Parties hereunder shall be paid over or delivered to make the following payments (as the same become due at maturity, be acceleration or otherwise):

(a)	First, to payment of any fees and expenses (including pursuant to the BNY Fee Letter) owed to the Administrative Agent and the U.S. Collateral Agent hereunder or pursuant to any other Loan Document;

(b)	Second, to payment of any costs, fees and expenses owed to the Lenders pursuant to Section 12.3;

(c)

Third, to the payment of all reasonable out-of-pocket costs and expenses (including, without limitation, reasonable legal fees) of the Secured Parties in connection with enforcing the rights of the Secured Parties under the Loan Documents;

(d)	Fourth, to the payment of all Obligations consisting of default interest;

(e)	Fifth, to the payment of all Obligations consisting of interest payable to the Lenders hereunder;

(f)	Sixth, to the payment of all Obligations consisting of principal outstanding hereunder; and

(g)	Seventh, to all other Obligations and thereafter the surplus, if any, to whomever may be lawfully entitled to receive such surplus.

9.5	Default Set-off

In addition to any rights now or hereafter granted under applicable law, and not by way of limitation of any such rights, at any time following the occurrence of an Event of Default that is continuing, each Lender is authorized without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set off, appropriate and apply any and all amounts validly due and owing pursuant to its associated Offtake Agreement (the GFL Offtake Agreement in the case of GFL and the BCPI Offtake Agreement in the case of BCPI) to or for the credit of or the account of the Borrower against and on account of the obligations and liabilities of the Borrower which are due and payable to such Lender under the Loan Documents. Any Lender relying on the set-off in this Section 9.5 shall forthwith so advise the Administrative

Agent in writing and the Administrative Agent shall then, in the case of any such Lender set-off, so advise the Lenders in accordance with Section 10.7 hereof.

9.6	Security Sharing

The parties hereto acknowledge and agree that the Security Agreements, and the Liens created thereby, are being held by the Administrative Agent or the U.S. Collateral Agent, as applicable, as follows:

(a)	if the BCPI Effective Event does not occur, to secure the Obligations for the benefit of GFL;

(b)	if the BCPI Effective Event occurs and there are Obligations owing to the Lenders, to secure the Obligations for the benefit of the Lenders at a ratio equal to the Applicable Percentage;

(c)	if the BCPI Effective Event occurs and there is no Obligations owing to GFL, to secure the Obligations for the benefit of BCPI; and

(d)	if the BCPI Effective Event occurs and there is no Obligations owing to BCPI, to secure the Obligations for the benefit of GFL.

SECTION 10

THE ADMINISTRATIVE AGENT

10.1 Authorization of Administration Agent and U.S. Collateral Agent; Actions.

Each Lender hereby: (i) appoints BNY Trust Company of Canada as its Administrative Agent; and ii) The Bank of New York Mellon as its U.S. Collateral Agent, in each case, under and for purposes of this Agreement and each other Loan Document. Each Lender authorizes the Administrative Agent and the U.S. Collateral Agent, as applicable, to act on behalf of such Lender under this Agreement and each other Loan Document and, in the absence of other written instructions from the Majority Lenders received from time to time by the Administrative Agent and the U.S. Collateral Agent, as applicable, (with respect to which the Administrative Agent and the U.S. Collateral Agent, as applicable, agrees that it will comply, except as otherwise provided in this Section or as otherwise advised by counsel), to exercise such powers hereunder and thereunder as are specifically delegated to or required of the Administrative Agent and the U.S. Collateral Agent, as applicable, by the terms hereof and thereof, together with such powers as may be reasonably incidental thereto. Concurrently with the execution of this Agreement, and from time to time as requested by the Administrative Agent and the U.S. Collateral Agent, as applicable, the Lenders shall deliver to the Administrative Agent and the U.S. Collateral Agent, as applicable, incumbency certificates listing those officers of the Lenders who are executing the Loan Documents on its behalf and who are authorized to instruct and direct the Administrative Agent and the U.S. Collateral Agent in accordance with the terms of this Agreement. Neither the Administrative Agent nor the U.S. Collateral Agent shall be required to take any action hereunder or under any other Loan Document, or to prosecute or defend any suit in respect of this Agreement or any other Loan Document, unless it is indemnified hereunder to its satisfaction. If any indemnity in favour of the Administrative Agent or the U.S. Collateral Agent shall be or become, in the Administrative Agent’s or the U.S. Collateral Agent’s, as applicable, determination, inadequate, the Administrative Agent or the U.S. Collateral Agent, as applicable ,may call for additional indemnification from the Lenders and cease to do the acts indemnified against hereunder until such additional indemnity is given.

10.2	Administrative Agent and U.S. Agent Compensation.

As compensation for their activities hereunder, each of the U.S. Collateral Agent and the Administrative Agent shall be entitled to its fees and expenses from the Borrower as set forth in the BNY Fee Letter and any other accrued and unpaid expenses (including reasonable legal fees, costs and expenses) and indemnity amounts payable by the Borrower or the Lenders, or both (but without duplication), to the Administrative Agent and the U.S. Collateral Agent under this Agreement and the other Loan Documents. The Borrower agrees to reimburse each of the Administrative Agent and the U.S. Collateral Agent for all reasonable, out-of-pocket, documented expenses, disbursements and advances incurred or made by the Administrative Agent and the U.S. Collateral Agent in accordance with any provision of this Agreement or the other Loan Documents or in the enforcement of any provision hereof or in the other Loan Documents

10.3	Exculpation.

Neither the Administrative Agent, nor the U.S. Collateral Agent, nor any of its directors, officers, employees or agents shall be liable to any Lender or any Obligor for any action taken or omitted to be taken by it under this Agreement or any other Loan Document, or in connection herewith or therewith, except for its own wilful misconduct or gross negligence, nor responsible for any recitals or warranties herein or therein, nor for the effectiveness, enforceability, validity or due execution of this Agreement or any other Loan Document, nor to make any inquiry respecting the performance by the Borrower or other Obligor of its obligations hereunder or under any other Loan Document. Any such inquiry which may be made by the Administrative Agent or the U.S. Collateral Agent, as applicable, shall not obligate it to make any further inquiry or to take any action. The Administrative Agent and the U.S. Collateral Agent, as applicable, shall be entitled to rely upon advice of counsel concerning legal matters and upon any notice, consent, certificate, statement or writing which the Administrative Agent or the U.S. Collateral Agent, as applicable, believes to be genuine and to have been presented by a proper Person.

10.4	Successor.

The Administrative Agent or the U.S. Collateral Agent may resign as such at any time upon at least 90 days’ prior written notice to the Borrower and all Lenders. If the Administrative Agent or the U.S. Collateral Agent at any time shall resign, the Borrower, with the approval of the Majority Lenders, may appoint another Lender as a successor Administrative Agent or the U.S. Collateral Agent which shall thereupon become the Administrative Agent or the U.S. Collateral Agent hereunder. If no successor Administrative Agent or the U.S. Collateral Agent, as applicable, shall have been so appointed by the Borrower, and shall have accepted such appointment within 90 days after the retiring Administrative Agent’s or the U.S. Collateral Agent’s as applicable, giving notice of resignation, then the retiring Administrative Agent may (subject to approval of the Borrower, such approval not to be unreasonably withheld), on behalf of the Lenders, appoint a successor Administrative Agent or U.S. Collateral Agent, as applicable, which shall be a commercial lending institution organized under the laws of Canada or other reputable financial institution acceptable to the Majority Lenders, in each case having combined capital and surplus of at least US$500,000,000.00, or having a parent company with combined capital and surplus of at least US$500,000,000.00. Upon the acceptance of any appointment as Administrative Agent or U.S. Collateral Agent, as applicable, hereunder by a successor Administrative Agent, such successor Administrative Agent or U.S. Collateral Agent, as applicable, shall be entitled to receive from the retiring Administrative Agent or U.S. Collateral Agent, as applicable, such documents of transfer and assignment as such successor Administrative Agent or U.S. Collateral Agent, as applicable, may reasonably request, and shall thereupon succeed to and become vested with all rights, powers, privileges and duties of the retiring Administrative Agent or U.S. Collateral Agent, as applicable, and the retiring Administrative Agent or U.S. Collateral Agent, as applicable, shall be discharged from its duties and obligations under this Agreement. After any retiring Administrative Agent’s or U.S. Collateral Agent’s, as applicable, resignation hereunder as the Administrative Agent or U.S. Collateral Agent, as applicable,, the provisions of this Section 10 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Administrative Agent or U.S. Collateral Agent, as applicable, under this Agreement, and Section 10.3 and Section 10.4 shall continue to inure to its benefit.

10.5	Indemnification by Lenders.

In consideration of the execution and delivery of this Agreement by the Administrative Agent and the U.S. Collateral Agent, each Lender hereby indemnifies, exonerates and holds the Administrative Agent, the U.S. Collateral Agent and their officers, directors, employees and agents (collectively, the “Agent Indemnified Parties”) free and harmless from and against any and all actions, causes of action, suits, losses, costs, liabilities and damages, and reasonable expenses incurred in connection therewith (irrespective of whether any such Agent Indemnified Party is a party to the action for which indemnification hereunder is sought), including reasonable and documented fees of legal counsel and disbursements (collectively, the “Agent Indemnified Liabilities”), incurred by the Agent Indemnified Parties or any of them as a result of, or arising out of, or relating to any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any Loan (including, without limitation, the Stage 1 Project); the entering into and performance of this Agreement and any other Loan Document by any of the Agent Indemnified Parties; any investigation, litigation or proceeding related to any environmental cleanup, audit, compliance or other matter relating to the protection of the environment or the Release by a Credit Party of any Hazardous Material, or the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission, discharging or releases from, any real property owned or operated by a Credit Party of any Hazardous Material (including any losses, liabilities, damages, injuries, costs, expenses or claims asserted or arising under any Environmental Law) that is incurred or sustained by or threatened upon the Agent Indemnified Party as a result of or in connection with the administration or enforcement of this Agreement or any other Loan Document, regardless of whether caused by, or within the control of a Credit Party, except for any such Indemnified Liabilities which are determined by a court of competent jurisdiction in a final proceeding to have resulted from the Agent Indemnified Parties’ gross negligence or wilful misconduct. If and to the extent that the foregoing indemnity may be unenforceable for any reason, each Lender hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Agent Indemnified Liabilities which is permissible under Government Rule. The indemnity provided for this Section shall survive termination of this Agreement and repayment of the Obligations.

10.6	Credit Decisions.

Each Lender acknowledges that it has, independently of the other Secured Parties, and based on such Lender’s review of the financial information of the Credit Parties, this Agreement, the other Loan Documents (the terms and provisions of which being satisfactory to such Lender) and such other documents, information and investigations as such Lender has deemed appropriate, made its own credit decision to extend its Commitments. Each Lender also acknowledges that it will, independently of the other Secured Parties, and based on such other documents, information and investigations as it shall deem appropriate at any time, continue to make its own credit decisions as to exercising or not exercising from time to time any rights and privileges available to it under this Agreement or any other Loan Document.

10.7	Copies, etc.

The Administrative Agent shall give prompt notice to each Lender of each notice or request required or permitted to be given to the Administrative Agent by the Credit Parties pursuant to the terms of this Agreement (unless concurrently delivered to the Lenders by such Parties). The Administrative Agent will distribute to each Lender each document or instrument received for its account and copies of all other communications received by the Administrative Agent from the Credit Parties for distribution to the Lenders by the Administrative Agent in accordance with the terms of this Agreement. To the extent that hard copies are required, the Credit Parties shall supply sufficient copies (for distribution to the Secured Parties) of all documents and notices required to be delivered to the Administrative Agent in accordance with the terms of this Agreement.

10.8	Administrative Agent Rights and Limitation of Liability

(1)

Each of the protections, benefits, reliances, indemnities and immunities offered to the Administrative Agent pursuant to this Section 10.8 or any other provision of this Agreement shall be afforded to, are extended to, and shall be enforceable by, the U.S. Collateral Agent directly.

(2)

The Lenders authorize the Administrative Agent to take such action as administrative agent and collateral agent on their behalf and to exercise such powers under this Agreement and the other Loan Documents as are expressly delegated to the Administrative Agent by the terms hereof and thereof, together with such powers as are reasonably incidental thereto.

(3)

On or about the date hereof, the Lenders hereby direct the Administrative Agent and the Administrative Agent is authorized to enter into this Agreement, the Security Documents and any other Loan Document or related agreement in the form delivered to the Administrative Agent. For the avoidance of doubt, all of the Administrative Agent’s rights, protections and immunities provided herein shall apply to the Administrative Agent for any actions taken or omitted to be taken under the Security Documents and any other Loan Document or other related agreement in such capacity.

(4)	Nothing in this Agreement shall be deemed to relieve the Credit Parties of their respective obligations to protect the interest of the Administrative Agent or the

U.S. Collateral Agent (for the benefit of the Secured Parties) in the Collateral, including to file PPSA financing statements, financing change and continuation statements in respect of the Collateral in accordance with Section 8.1(26). It is understood and agreed that the Administrative Agent shall not be responsible to file or maintain any PPSA financing statements or financing change statements in respect of the Collateral and any and all actions performed by the Administrative Agent in connection therewith shall be at the written direction of the Majority Lenders, and the Administrative Agent shall have no responsibility or liability in connection with determining any actions necessary or desirable to perfect, protect or more fully secure the Liens granted by the Credit Parties pursuant to the Security Documents or to enable any Person to exercise or enforce any of their respective rights hereunder.

(5)

The Administrative Agent shall not be required to take any action hereunder at the request of the Majority Lenders, the Lenders or otherwise if the taking of such action, in the determination of the Administrative Agent, (x) shall be in violation of any applicable law or contrary to any provisions of this Agreement or (y) shall expose the Administrative Agent to liability hereunder or otherwise (unless it has received an indemnity which it reasonably deems to be satisfactory with respect thereto).

(6)

Except as expressly provided herein, the Administrative Agent shall not be under any duty or obligation to take any affirmative action to exercise or enforce any power, right or remedy available to it under this Agreement that might in its judgment involve any expense or liability unless it has been furnished by (i) the Majority Lenders (in respect of actions requiring the instructions of the Majority Lenders hereunder) or (ii) the Lenders (in respect of actions requiring the instructions of the Lenders hereunder), with security or an indemnity reasonably satisfactory to it against costs, expenses and liabilities (including any legal fees) that might reasonably be incurred by it in compliance with such duty or obligation. The Administrative Agent shall not be liable for any action taken, suffered or omitted by it in accordance with the request or direction of the Majority Lenders or the Lenders, to the extent that this Agreement provides the Majority Lenders or the Lenders the right to so direct the Administrative Agent. The Administrative Agent shall not be deemed to have notice or knowledge of any matter hereunder, including an Event of Default, unless written notice thereof is received by the Administrative Agent. In the event that the Administrative Agent has not received written notice of an Event of Default and receives a written instruction of the Lenders to exercise any remedy upon the occurrence of an Event of Default permitted hereunder, the Administrative Agent shall immediately request from the Lenders confirmation of the occurrence of an Event of Default.

(7)

In performing its duties under this Agreement or in case any reasonable question arises as to its duties hereunder, the Administrative Agent may request written instructions from the Majority Lenders (unless an Event of Default has occurred in which case it shall request instructions from the Lenders) as to the course of action desired by it (including decisions between alternative courses of action). If the Administrative Agent does not receive such instructions within two (2) Business Days after it has requested them, the Administrative Agent may, but shall be under no duty to, take or refrain from taking any such courses of action. The Administrative Agent shall act in accordance with instructions received after such two (2) Business Day period except to the extent it has already, in good faith, taken or committed itself to take, action inconsistent with such instructions.

(8)

In the absence of bad faith on the part of the Administrative Agent, the Administrative Agent may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any request, instruction, certificate, opinion or other document furnished to the Administrative Agent by any Person, reasonably believed by the Administrative Agent to be genuine and to have been signed or presented by the proper party or parties and conforming to the requirements of this Agreement. The Administrative Agent shall not be liable for any action taken by it in good faith and reasonably believed by it to be within the discretion or powers conferred upon it, or taken by it pursuant to any direction or instruction by which it is governed hereunder, or omitted to be taken by it by reason of the lack of direction or instruction required hereby for such action.

(9)

The Administrative Agent may, at the expense of the Borrower, consult counsel, any auditor, valuer, consultant or other expert, in each case at the discretion of the Administrative Agent, and the advice, information or opinion of such counsel, auditor, valuer, consultant or other expert shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by the Administrative Agent hereunder in good faith and in accordance with the advice or opinion of such counsel, auditor, valuer, consultant or other expert.

(10)

The Administrative Agent shall not be liable for any error of judgment, or for any act done or step taken or omitted by it, in good faith, or for any mistakes of fact or law, or for anything that it may do or refrain from doing in connection herewith except for the Administrative Agent’s gross negligence or willful misconduct.

(11)

The Administrative Agent makes no warranty or representation and shall have no responsibility as to the content, enforceability, completeness, validity, sufficiency, value, genuineness, ownership or transferability of the Collateral or any of the Loan Documents, and will not be required to and will not make any representations as to the validity or value of any of the Collateral or any of the Loan Documents. The Administrative Agent shall not be responsible for the financial condition or business affairs of the Borrower or any other Credit Party, nor shall the Administrative Agent be required to ascertain or inquire as to, and the Administrative Agent shall at no time be seen as guaranteeing, the performance or observance of any of the terms, conditions, provisions, covenants or agreements of the Borrower or any other Credit Party contained in this Agreement or in any other Loan Document.

(12)

The Administrative Agent shall have no duties or responsibilities except such duties and responsibilities as are specifically set forth in this Agreement and the other Loan Documents to which it is a party and no covenants or obligations shall be read into or implied in this Agreement against the Administrative Agent. In the event of any conflict arising between (i) the provisions of this Agreement or any other Loan Document to which the Administrative Agent is a party with respect to the duties or responsibilities of the Administrative Agent and (ii) the provisions of any applicable law, the provisions of such applicable law shall prevail. No provision of this Agreement or any other Loan Document shall be deemed to impose any duty or obligation on the Administrative Agent to perform any act or acts, receive or obtain any interest in property or exercise any interest in property, or exercise any right, power, duty or obligation conferred or imposed on it in any jurisdiction in which it shall be illegal, or in which the Administrative Agent shall be unqualified or incompetent due to a change in applicable law, to perform any such act or acts, to receive or obtain any such interest in property or to exercise any such right, power, duty or obligation, or as a result of which the Administrative Agent shall become subject to taxation.

(13)

The Administrative Agent shall not be required to expend or risk its own funds or to give any security or otherwise incur any liability, financial or otherwise, in the performance of its duties hereunder except by reason of acts or omissions by the Administrative Agent constituting gross negligence or willful misconduct.

(14)

In no event shall the Administrative Agent be liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Administrative Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

(15)

The Administrative Agent shall have no liability for any delay, failure, inability or unwillingness on the part of the Lenders or any Credit Party to provide accurate and complete information on a timely basis to the Administrative Agent, or otherwise on the part of any such party to comply with the terms of this Agreement, and shall have no liability for any delay, inaccuracy or error in the performance or observance on the Administrative Agent’s part of any of its duties hereunder that is caused by or results from any such inaccurate, incomplete or untimely information received by it, or other failure on the part of any such other party to comply with the terms hereof.

(16)

The Administrative Agent shall not be bound to make any investigation into the facts or matters stated in any certificate, report or other document; provided, however, that, if the form thereof is prescribed by this Agreement, the Administrative Agent shall examine the same to determine whether it conforms on its face to the requirements hereof. Nothing herein shall impose or imply any duty or obligation on the part of the Administrative Agent to verify, investigate or audit any such information or data, or to determine or monitor on an independent basis whether any issuer of the Collateral is in default or in compliance with the underlying documents governing or securing such securities, from time to time.

(17)

The Administrative Agent may exercise any of its rights or powers hereunder or perform any of its duties hereunder either directly or, by or through agents, attorneys, subcustodians or depositories (and may pay reasonable remuneration to any such agents, attorneys, subcustodians or depositories for any duties so performed, which remuneration shall be at the expense of the Borrower), and the Administrative Agent shall not be responsible for any fraud, misconduct or negligence on the part of any agent, attorney, subcustodian or depository appointed hereunder with due care by it. Neither the Administrative Agent nor any of its affiliates, directors, officers, shareholders, agents or employees will be liable to the Lenders, the Credit Parties or any other Person, except by reason of acts or omissions by the Administrative Agent constituting gross negligence or willful misconduct.

(18)

The Administrative Agent shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Administrative Agent (including but not limited to any act or provision of any present or future applicable law or regulation of any Government Authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, loss or malfunctions of utilities, computer (hardware or software) or communication services or the unavailability of any wire or facsimile or other wire or communication facility).

10.9	Merger or Consolidation.

Any Person (i) into which the Administrative Agent or the U.S. Collateral Agent may be merged, amalgamated or consolidated, (ii) that may result from any merger, amalgamation or consolidation to which the Administrative Agent or the U.S. Collateral Agent, as applicable, shall be a party, or (iii) that may succeed to the properties and assets of the Administrative Agent or the U.S. Collateral Agent, as applicable, substantially as a whole, shall be the successor to the Administrative Agent or the U.S. Collateral Agent, as applicable, under this Agreement without further act of any of the parties to this Agreement (or, to the extent required by applicable law, after executing an instrument of transfer or assignment, which it is hereby obligated to so do).

10.10	Anti-Terrorism Laws.

In order to comply with the laws, rules, regulations and executive orders in effect from time to time applicable to banking institutions, including those relating to the funding of terrorist activities and money laundering, each of the Administrative Agent or the U.S. Collateral Agent are required to obtain, verify and record certain information relating to individuals and entities which maintain a business relationship with the Administrative Agent and/or the U.S. Collateral Agent. Accordingly, each of the parties agrees to provide to the Administrative Agent or the U.S. Collateral Agent, as applicable, upon its request from time to time such identifying information and documentation as may be available for such party in order to enable the Administrative Agent or the U.S. Collateral Agent, as applicable, to comply with applicable laws as set forth above.

10.11	Electronic Methods.

Each of the Administrative Agent and U.S. Collateral Agent shall be entitled to treat a facsimile, pdf or e-mail communication or communication by other similar electronic means in a form satisfactory to the Administrative Agent and U.S. Collateral Agent (“Electronic Methods”) from a Person purporting to be (and whom the Administrative Agent and U.S.

Collateral Agent, acting reasonably, believes in good faith to be) the authorized representative of the Credit Parties or any Lender, as sufficient instructions and authority of the Credit Parties or any Lender for the Administrative Agent or U.S. Collateral Agent to act and shall have no duty to verify or confirm that person is so authorized. Neither the Administrative Agent nor the U.S. Collateral Agent shall have any liability for any losses, liabilities, costs or expenses incurred by it as a result of such reliance upon or compliance with such instructions or directions. Each Credit Party and the Lenders agree: (i) to assume all risks arising out of the use of such Electronic Methods to submit instructions and directions to the Administrative Agent or U.S. Collateral Agent, including without limitation the risk of the Administrative Agent or U.S. Collateral Agent acting on unauthorized instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting instructions to the Administrative Agent or U.S. Collateral Agent and that there may be more secure methods of transmitting instructions than the method(s) selected by the Credit Parties or any Lender; and (iii) that the security procedures (if any) to be followed in connection with its transmission of instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances.

SECTION 11

ACCOUNTS

INTENTIONALLY DELETED

SECTION 12

MISCELLANEOUS PROVISIONS

12.1	Waivers, Amendments, etc.

The provisions of this Agreement and of each other Loan Document may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to by the Borrower and by the Majority Lenders (or the Administrative Agent with the consent in writing of the Majority Lenders), provided, however, that no such supplemental agreement shall, without the consent of all of the Lenders: (a) extend the maturity of any Loan or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon; (b) reduce the percentage specified in the definition of Majority Lenders or required to direct the Administrative Agent and/or the U.S. Collateral Agent; (c) extend the Final Maturity Date or the Commitment Termination Date, or reduce the amount or extend the payment date for, any payments required hereunder, or increase the amount of the Commitment of any Lender hereunder, or change any term or provision of this Agreement relating to the Stage 1 Project or permit the Borrower to assign its rights under this Agreement except as provided in Section 12.8; (d) release any material Collateral or terminate the Credit Parties’ obligations under any Security Document; or (e) amend this Section 12.1. No failure or delay on the part of any Secured Party in exercising any power or right under this Agreement or any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof or the exercise of any other power or right. No notice to or demand on a Credit Party in any case shall entitle it to any notice or demand in similar or other circumstances. No waiver or approval by any Secured Party under this Agreement or any other Loan Document shall, except as may be otherwise stated in such waiver or approval, be applicable to subsequent transactions. No waiver or approval hereunder shall require any similar or dissimilar waiver or approval thereafter to be granted hereunder. Notwithstanding anything in this Section to the contrary, no amendment or waiver of Section 10 shall in any event be effective unless it is in writing and is signed by each of the Administrative Agent and the U.S. Collateral Agent.

12.2	Notices.

All notices and other communications provided to any party hereto under this Agreement or any other Loan Document shall be in writing or e-mail and addressed, delivered or transmitted to such party at its address or e-mail address set forth below its signature hereto or set forth in the Lender Assignment Agreement or at such other address or e-mail address as may be designated by such party in a notice to the other parties. Any notice shall be deemed to be given, if mailed and properly addressed with postage prepaid, on the fifth Business Day after such notice has been mailed or if properly addressed and sent by prepaid courier service, on the next Business Day; any notice, if transmitted by e-mail, shall be deemed given when transmitted or sent if sent prior to 5:00pm (Vancouver time) on a Business Day and otherwise on the next Business Day.

12.3	Payment of Costs and Expenses.

(1)

Agent Costs and Expenses. The Borrower agrees to pay on demand all reasonable and documented fees and out-of-pocket expenses of counsel to the Administrative Agent and the U.S. Collateral Agent (including the reasonable and documented fees and out-of-pocket expenses of counsel to the Administrative Agent, the U.S. Collateral Agent and of local counsel, if any, who may be retained by counsel to the Administrative Agent or the U.S. Collateral Agent) in connection with the negotiation, preparation, execution and delivery of this Agreement and of each other Loan Document, including schedules and exhibits, and any amendments, waivers, consents, supplements or other modifications to this Agreement or any other Loan Document as may from time to time hereafter be reasonably required, whether or not the transactions contemplated hereby are consummated, and the filing of financing statements relating thereto and all amendments, supplements and modifications to any thereof and any and all other documents or instruments of further assurance required to be filed or registered by the terms hereof or of the Security Documents, and the preparation and review of the form of any document or instrument relevant to this Agreement or any other Loan Document. The Borrower further agrees to pay, and to save the Administrative Agent, the U.S. Collateral Agent and the Lenders harmless from all liability for, any Taxes (other than Excluded Taxes) which may be payable in connection with the execution or delivery of this Agreement, the borrowings hereunder or any other Loan Documents. The Borrower also agrees to reimburse the Administrative Agent, the U.S. Collateral Agent and each Lender upon demand for all reasonable, out-of-pocket expenses (including reasonable and documented fees and out-of-pocket expenses of legal counsel and legal expenses) incurred by the Administrative Agent, the U.S. Collateral Agent or such Lender in connection with the enforcement of any Obligations.

(2)	BCPI Legal Expenses. The Borrower shall pay the fees (subject to a maximum amount equal to the aggregate of: (i) [amount of legal fees redacted for confidentiality] and (ii) [amount of legal fees redacted for confidentiality], or such other maximum amount as may be mutually agreed between BCPI and the Borrower) and disbursements of legal counsel to BCPI incurred in connection with this Agreement up to the date of this Agreement (the “BCPI Legal Expenses”). The Borrower hereby agrees that the amount of the BCPI Legal Expenses shall be paid by the Borrower on, and as a condition of the occurrence of, the Transaction Closing Date (as defined in the BCPI Investment/Subscription Agreement) as a deduction from the Subscription Amount payable by BCPI pursuant to Section 2.2 and Section 8.2(b)(i) of the BCPI Investment Agreement.

(3)

GFL Legal Expenses. The Borrower shall pay the fees (subject to a maximum amount equal to the aggregate of: (i) [amount of legal fees redacted for confidentiality] and (ii) [amount of legal fees redacted for confidentiality], or such other maximum amount as may be mutually agreed between GFL and the Borrower) and disbursements of legal counsel to GFL incurred in connection with the Existing Credit Agreement and this Agreement up to the date of this Agreement (the “GFL Legal Expenses”). The Borrower hereby agrees that the amount of the GFL Legal Expenses shall be paid to GFL indefeasibly in cash or immediately available funds by the Borrower on the date hereof as a condition to the satisfaction of the conditions precedent to this Agreement.

(4)

From and after the date hereof, and without duplication of any expenses reimbursed by the Borrower pursuant to Section 12.3(2) or Section 12.3(3) above, the Borrower agrees to pay to GFL and BCPI all costs and expenses of the type that are reimbursable to the Administrative Agent pursuant to Section 12.3(1) above.

12.4	Indemnification.

In consideration of the execution and delivery of this Agreement by the Administrative Agent, the U.S. Collateral Agent and each Lender and the extension of the Commitments by the Lenders, each Credit Party hereby indemnifies, exonerates and holds the Administrative Agent, the U.S. Collateral Agent and each Lender and each of their respective officers, directors, employees and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all actions, causes of action, suits, losses, costs, liabilities and damages, and reasonable expenses incurred in connection therewith (irrespective of whether any such Indemnified Party is a party to the action for which indemnification hereunder is sought), including reasonable and documented fees of legal counsel and disbursements (collectively, the “Indemnified Liabilities”), incurred by the Indemnified Parties or any of them as a result of, or arising out of, or relating to any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any Loan (including, without limitation, the Stage 1 Project); the entering into and performance of this Agreement and any other Loan Document by any of the Indemnified Parties; any investigation, litigation or proceeding related to any environmental cleanup, audit, compliance or other matter relating to the protection of the environment or the Release by a Credit Party of any Hazardous Material, or the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission, discharging or releases from, any real property owned or operated by a Credit Party of any Hazardous Material (including any losses, liabilities, damages, injuries, costs, expenses or claims asserted or arising under any Environmental Law). that is incurred or sustained by or threatened upon the Indemnified Party as a result of or in connection with the administration or enforcement of this Agreement or any other Loan Document, regardless of whether caused by, or within the control of a Credit Party, except for any such Indemnified Liabilities arising for the account of a particular Indemnified Party by reason of the relevant Indemnified Party’s gross negligence, wilful misconduct or material breach of this Agreement or any other Loan Document. If and to the extent that the foregoing undertaking may be unenforceable for any reason, each Credit Party hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under Government Rule.

12.5	Survival.

The obligations of the Credit Parties under Sections 3.4, 5.3, and 12.4, and the obligations of the Lenders under Section 10.1, shall in each case survive any termination of this Agreement, the payment in full of all Obligations and the termination of all Commitments. The representations and warranties made by the Credit Parties in this Agreement and in each other Loan Document shall survive the execution and delivery of this Agreement and each such other Loan Document.

12.6	Execution in Counterparts, Effectiveness, etc.

This Agreement may be executed by the parties hereto in several counterparts, each of which shall be executed by the Credit Parties, the Administrative Agent, the U.S. Collateral Agent and the Lenders and be deemed to be an original, and all of which shall constitute together but one and the same agreement. This Agreement shall become effective when counterparts hereof executed on behalf of the Credit Parties, the U.S. Collateral Agent, the Administrative Agent and each Lender shall have been received by the Administrative Agent and the Credit Parties and each Lender have confirmed delivery of same to the Administrative Agent.

12.7	Successors and Assigns.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that: the Borrower may not assign or transfer its rights or obligations hereunder without the prior written consent of the Administrative Agent (acting on the instructions of the Lenders), such consent not to be unreasonably withheld; and the rights of sale, assignment and transfer of the Lenders are subject to Section 12.8.

12.8	Sale and Transfer of Loans; Participations in Loans.

Each Lender may assign, or sell participations in, its Loans and Commitments to one or more other Persons in accordance with this Section 12.8.

(1)

Assignments. Any Lender, with the prior written consent of the Borrower and the Administrative Agent (which consents shall not be unreasonably delayed or withheld; provided that the consent of the Borrower shall not be considered to be unreasonably withheld if the proposed assignment would result in additional amounts being payable by the Borrower in accordance with Section 4 and Section 5 of this Agreement, as determined by the Borrower, acting reasonably)

which consent, in the case of the Borrower, shall not be required or necessary after the occurrence of an Event of Default which is continuing may at any time assign and delegate to one or more Acceptable Banks and with prior notice to the Borrower and the Administrative Agent, but without the consent of the Borrower or the Administrative Agent, may assign and delegate to any of its Affiliates or to any other Lender (each Person described in either of the foregoing clauses as being the Person to whom such assignment and delegation is to be made, being hereinafter referred to as an “Assignee Lender”), all or any fraction of such Lender’s total Loans and Commitments (which assignment and delegation shall be of a constant, and not a varying, percentage of all the assigning Lender’s Loans and Commitments) in a minimum aggregate amount of US$20,000,000; provided, however, that, the Borrower and the Administrative Agent shall be entitled to continue to deal solely and directly with such Lender in connection with the interests so assigned and delegated to an Assignee Lender until written notice of such assignment and delegation, together with payment instructions, addresses and related information with respect to such Assignee Lender, shall have been given to the Borrower and the Administrative Agent by such Lender and such Assignee Lender, such Assignee Lender shall have executed and delivered to the Borrower and the Administrative Agent a Lender Assignment Agreement, accepted by the Administrative Agent, and the processing fees described below shall have been paid. From and after the date that the Administrative Agent accepts such Lender Assignment Agreement, (x) the Assignee Lender thereunder shall be deemed automatically to have become a party hereto and to the extent that rights and obligations hereunder have been assigned and delegated to such Assignee Lender in connection with such Lender Assignment Agreement, shall have the rights and obligations of a Lender hereunder and under the other Loan Documents, and (y) the assignor Lender, to the extent that rights and obligations hereunder have been assigned and delegated by it in connection with such Lender Assignment Agreement, shall be released from its obligations hereunder and under the other Loan Documents. Such assignor Lender or such Assignee Lender must also pay a processing fee to the Administrative Agent upon delivery of any Lender Assignment Agreement in the amount of US$5,000. Any attempted assignment and delegation not made in accordance with this Section 12.8(1) shall be null and void.

(2)

Participations. Any Lender may at any time sell to one or more Acceptable Banks (each such Acceptable Banks being herein called a “Participant”) participating interests in any of the Loans, Commitments, or other interests of such Lender hereunder; provided, however, that no participation contemplated in this Section 12.8 shall relieve such Lender from its Commitments or its other obligations hereunder or under any other Loan Document, such Lender shall remain solely responsible for the performance of its Commitments and such other obligations, the Borrower and each other Obligor and the Administrative Agent shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and each of the other Loan Documents. No Participant, unless such Participant is an Affiliate of such Lender, or is itself a Lender, shall be entitled to require such Lender to take or refrain from taking any action hereunder or under any other Loan Document, except that such Lender may agree with any Participant that such Lender will not, without such Participant’s consent, take any actions of the type described in clause (b) or (c) of Section 12.8 (1), and the Borrower shall not be required to pay any amount under Section 5.3 that is greater than the amount which it would have been required to pay had no participating interest been sold. The Borrower acknowledges and agrees that each Participant, for purposes of Sections 5.1, 5.2, 5.3, 5.6, 12.3 and 12.4, shall be considered a Lender.

12.9	Other Transactions.

Nothing contained herein shall preclude any Secured Party from engaging in any transaction, in addition to those contemplated by this Agreement or any other Loan Document, with the Borrower or any of its Affiliates in which the Borrower or such Affiliate is not restricted hereby from engaging with any other Person.

12.10	Submission to Jurisdiction.

Each of the parties irrevocably submits to the nonexclusive jurisdiction of the courts of the Province of British Columbia.

12.11	Judgment Currency.

If for the purpose of obtaining judgment in any court it is necessary to convert any amount owing or payable to the Secured Parties under this Agreement from the currency in which it is due (the “Agreed Currency”) into a particular currency (the “Judgment Currency”), the rate of exchange applied in that conversion shall be that at which the Administrative Agent, in accordance with its procedures and acting on the instructions of the Majority Lenders, could purchase the Agreed Currency with the Judgment Currency at or about noon on the Business Day immediately preceding the date on which judgment is given. The obligation of each Credit Party in respect of any amount owing or payable under this Agreement to the Secured Parties in the Agreed Currency shall, notwithstanding any judgment and payment in the Judgment Currency, be satisfied only to the extent that the Administrative Agent, in accordance with its procedures and acting on the instructions of the Majority Lenders, could purchase the Agreed Currency with the amount of the Judgment Currency so paid at or about noon on the next Business Day following that payment; and if the amount of the Agreed Currency which the Administrative Agent could so purchase is less than the amount originally due in the Agreed Currency, such Credit Party shall, as a separate obligation and notwithstanding the judgment or payment, indemnify the Secured Parties against any loss.

12.12	Confidentiality.

Each Secured Party shall maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to each of their Affiliates, directors, officers, employees, agents and advisors, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential); (b) to the extent required by any Governmental Authority; (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process; (d) to any other party to this Agreement; (e) while an Event of Default has occurred and is continuing in connection with the exercise of any remedies under any Loan Document or any suit, action or proceeding relating to any Loan Document or the enforcement of rights thereunder; (f) subject to an agreement containing provisions substantially the same as those of this Section 12.12, to any actual or prospective assignee of or Participant in any of its rights or obligations under this Agreement; (g) to their auditors in connection with any audit (provided that such disclosure is limited solely to the existence of this Agreement and the obligations of the relevant Lender); (h) with the consent of the Borrower; or (i) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section 12.12, or (ii) becomes available to the Administrative Agent or any Lender on a non-confidential basis from a source other than the Borrower. For the purposes of this Section 12.12, “Information” means all information received from any Credit Party relating to any Credit Party, any of their subsidiaries or Affiliates, Minera Exar, their respective business, or the Stage 1 Project other than any such information that is available to the Administrative Agent, or any Lender on a non-confidential basis prior to disclosure by such Credit Party. Any Person required to maintain the confidentiality of Information as provided in this Section 12.12 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

12.13	Discharge of Security.

To the extent a sale or other disposition of the assets secured by a Lien to and in favour of the Administrative Agent or the U.S. Collateral Agent, as applicable, for the benefit of the Secured Parties, is permitted pursuant to Section 8.2(3), the Lenders hereby authorize the Administrative Agent or the U.S. Collateral Agent, as applicable,, at the cost and expense of the Borrower, to execute such discharges and other instruments (provided the Borrower delivers to the Administrative Agent or the U.S. Collateral Agent, as applicable, a certificate (i) certifying to the Administrative Agent or the U.S. Collateral Agent, as applicable, that the sale or other disposition of assets is made in compliance with the terms of the Loan Documents and (ii) authorizing and directing the Administrative Agent or the U.S. Collateral Agent, as applicable, to execute such discharges and other instruments) which are necessary for the purposes of releasing and discharging the Lien of the Administrative Agent or the U.S. Collateral Agent, as applicable, on behalf of the Secured Parties therein or for the purposes of recording the provisions or effect thereof in any office where the Security Documents may be registered or recorded or for the purpose of more fully and effectively carrying out the provisions of this Section 12.13. Notwithstanding any disposition permitted pursuant to Section 8.2(3)(f), no Security Document will be released and/or discharged unless concurrently with such disposition the Borrower complies with Section 4.1(3) of this Agreement.

12.14	Existing Credit Agreement.

Each of the Credit Parties hereby acknowledges, confirms and agrees that, immediately prior to giving effect to this Agreement, (a) the Existing Agreement is in full force and effect as of the date hereof immediately prior to the Effective Date, and (b) the agreements and obligations of the Credit Parties under the Existing Credit Agreement and the Loan Documents delivered in connection therewith constitute the legal, valid and binding obligations of such Credit Parties against them in accordance with their respective terms.

12.15	Amendment and Restatement.

Except as otherwise stated in this Section 12.15, as of the date hereof, the terms, conditions, agreements, covenants, representations and warranties set forth in the Existing Credit Agreement are hereby amended and restated in their entirety, and as so amended and restated, replaced and superseded, by the terms, conditions, agreements, covenants, representations and warranties set forth in this Agreement. The amendment and restatement contained herein shall not, in and of itself, in any manner, be construed to constitute payment of, or impair, limit, cancel or extinguish, or constitute a novation in respect of, the obligations and liabilities of the Borrower and the other Credit Parties evidenced by or arising under the Existing Credit Agreement.

12.16	Waiver of Jury Trial.

EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF THE BORROWER, THE OTHER CREDIT PARTIES, THE ADMINISTRATIVE AGENT, THE LENDERS OR ANY OTHER AFFECTED PERSON. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION (AND EACH OTHER PROVISION OF EACH OTHER LOAN DOCUMENT TO WHICH IT IS A PARTY) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR ITS ENTERING INTO THIS AGREEMENT AND EACH SUCH OTHER LOAN DOCUMENT

SECTION 13

GUARANTEE

13.1	Guarantee.

Each of the Guarantors hereby agrees that it is liable for, and hereby irrevocably and unconditionally guarantees to the Administrative Agent, the U.S. Collateral Agent and the Lenders and their respective successors and assigns, the full and prompt payment when due (whether at stated maturity, by acceleration or otherwise) and at all times thereafter, and performance, of all Obligations owed or hereafter owing to the Administrative Agent, the U.S. Collateral Agent and the Lenders by the Borrower. Each Guarantor agrees that its guarantee obligation hereunder is a continuing guarantee of payment and performance and not of collection, that its obligations under this Section 13 shall not be discharged until payment and performance, in full, of the Obligations has occurred and this Agreement has been terminated, and that its obligations under this Section 13 shall be primary, absolute and unconditional.

The obligations of each Guarantor under Section 13 shall not be satisfied, reduced, affected or discharged by any intermediate payment, settlement or satisfaction of the whole or any part of the principal, interest, fees and other money or amounts which may at any time be or become owing or payable under or by virtue of or otherwise in connection with the Obligations or the Loan Documents.

Each of the Guarantors shall be regarded, and shall be in the same position, as principal debtor with respect to the Obligations and any amounts expressed to be payable from each Guarantor on the footing of this guarantee shall be recoverable from each Guarantor as a primary obligor and principal debtor in respect thereof. Each Guarantor agrees that any notice or directive given at any time to the Administrative Agent or the U.S. Collateral Agent, as applicable, that is inconsistent with the immediately preceding sentence shall be null and void and may be ignored by the Administrative Agent or the U.S. Collateral Agent, as applicable (in either case, acting on the instruction of the Majority Lenders), and, in addition, may not be pleaded or introduced as evidence in any litigation relating to this guarantee for the reason that such pleading or introduction would be at variance with the written terms of this guarantee, unless the Administrative Agent or the U.S. Collateral Agent, as applicable (in either case, acting on the instruction of the Majority Lenders) has specifically agreed otherwise in writing.

13.2	Waivers.

Each Guarantor expressly waives all rights it may have now or in the future under any statute, or at common law, or at law or in equity, or otherwise, to compel the Secured Parties to marshal assets or to proceed in respect of the Obligations guaranteed hereunder against any other Obligor, any other party or against any security for the payment and performance of the Obligations before proceeding against, or as a condition to proceeding against, the Guarantors. It is agreed among each Guarantor, the Secured Parties that the foregoing waivers in this Section 13.2 and Section 13.1 are of the essence of the transaction contemplated by this Agreement and the other Loan Documents and that, but for the provisions of this Section 13 and such waivers, the Secured Parties would decline to enter into this Agreement.

Notwithstanding any provision to the contrary contained herein or in any other of the Loan Documents or the other documents relating to the Obligations, the obligations of each Guarantor under this Agreement and the other Loan Documents shall not exceed an aggregate amount equal to the largest amount that would not render such obligations subject to avoidance under applicable Insolvency Laws.

13.3	Benefit of Guarantee.

Each Guarantor agrees that the provisions of this Section 13 are for the benefit of the Administrative Agent, the U.S. Collateral Agent and the Lenders and their respective successors, transferees, endorsees and assigns, and nothing herein contained shall impair, as between the Borrower and the Administrative Agent, the U.S. Collateral Agent or the Lenders, the obligations of the Borrower under the Loan Documents.

13.4	Subordination of Subrogation, etc.

Notwithstanding anything to the contrary in this Agreement or in any other Loan Document, each Guarantor hereby expressly and irrevocably subordinates to payment of the Obligations any and all rights at law or in equity to subrogation, reimbursement, exoneration, contribution, indemnification or set off and any and all defenses available to a surety, guarantor or accommodation co-obligor until the Obligations are indefeasibly paid in full in cash and this Agreement has been terminated. Each Guarantor acknowledges and agrees that this subordination is intended to benefit the Administrative Agent, the U.S. Collateral Agent and the Lenders and shall not limit or otherwise affect each Guarantor’s liability hereunder or the enforceability of this Section 13, and that the Administrative Agent, the U.S. Collateral Agent, the Lenders and their respective successors and assigns are intended third party beneficiaries of the waivers and agreements set forth in this Section 13.4.

13.5	Liability Cumulative.

The liability of each Guarantor under this Section 13 is in addition to and shall be cumulative with all liabilities of each Guarantor to the Secured Parties under this Agreement and the other Loan Documents to which each Guarantor is a party or in respect of any Obligations or obligation of the Borrower, without any limitation as to amount, unless the instrument or agreement evidencing or creating such other liability specifically provides to the contrary.

13.6	Indemnification and Payment.

As an original and independent obligation under this Agreement, each Guarantor shall:

(1)

indemnify each of the Administrative Agent, the U.S. Collateral Agent and the Lenders and keep indemnified against any cost, loss, expense or liability of whatever kind resulting from the failure by the Borrower to make due and punctual payment of any of the Obligations or resulting from any of the Obligations being or becoming void, voidable, unenforceable or ineffective against the Borrower other than as a result of the gross negligence or wilful misconduct of the Administrative Agent, the U.S. Collateral Agent and the Lenders (including, but without limitation, all reasonable and documented legal and other costs, charges and expenses incurred by the Administrative Agent, the U.S. Collateral Agent and the Lenders in connection with preserving or enforcing, or attempting to preserve or enforce, their rights under this Agreement); and

(2)

pay on demand the amount of such cost, loss, expense or liability, incurred in good faith, whether or not any of the Administrative Agent, the U.S. Collateral Agent and the Lenders have attempted to enforce any rights against the Borrower or any other Person.

13.7	Obligations Not Affected.

The obligations of each Guarantor under this Section 13 shall not be affected or impaired by any act, omission, matter or thing whatsoever, occurring before, upon or after any demand for payment hereunder (and whether or not known to such Guarantor or any of the Administrative Agent, the U.S. Collateral Agent and the Lenders) which, but for this provision, might constitute a whole or partial defence to a claim against such Guarantor hereunder or might operate to release or otherwise exonerate such Guarantor from any of its obligations hereunder or otherwise affect such obligations, whether occasioned by default of the Administrative Agent, the U.S. Collateral Agent or any of the Lenders or otherwise, and such Guarantor hereby irrevocably waives any defence it may now or hereafter have in any way relating to any of the foregoing, including, without limitation:

(1)	any limitation of status or power, disability, incapacity or other circumstance relating to any Obligor, including any insolvency, bankruptcy, liquidation,

reorganization, readjustment, composition, dissolution, winding-up or other proceeding involving or affecting any Obligor;

(2)	any irregularity, defect, unenforceability or invalidity in respect of any indebtedness or other obligation of any Obligor under the Loan Documents or any other document or instrument;

(3)

any failure of any Obligor, whether or not without fault on their part, to perform or comply with any of the provisions of this Agreement or the Loan Documents or to give notice thereof to such Guarantor;

(4)

the taking or enforcing or exercising or the refusal or neglect to take or enforce or exercise any right or remedy from or against any Obligor or their respective assets or the release or discharge of any such right or remedies by the Administrative Agent, the U.S. Collateral Agent or the Lenders;

(5)	the granting of time, renewals, extensions, compromises, concessions, waivers, releases, discharges and other indulgences to any Obligor;

(6)	any amendment, restatement, variation, modification, supplement or replacement of the Agreement, the Loan Documents or any other document or instrument;

(7)	any change in the ownership, control, name, objects, businesses, assets, capital structure or constitution of any Obligor or, any merger or amalgamation of any Obligor with any Person or Persons;

(8)

the occurrence of any change in the laws, rules, regulations or ordinances of any jurisdiction or by any present or future action of any Government Authority or court amending, varying, reducing or otherwise affecting, or purporting to amend, vary, reduce or otherwise affect, any of the Obligations of such Guarantor under this Agreement;

(9)

the existence of any claim, set-off or other rights that such Guarantor may have at any time against the Borrower, the Administrative Agent, the U.S. Collateral Agent and the Lenders or any other Person, whether in connection with this Agreement, the Loan Documents or otherwise; and

(10)

any other circumstance (including, without limitation, any existence of or reliance on any representation by the Administrative Agent, the U.S. Collateral Agent, as applicable, but excluding complete, irrevocable payment) that might otherwise constitute a legal or equitable discharge or defence of such Guarantor under this Agreement or Loan Documents, including in respect of its guarantee hereunder.

13.8	Dealing with Others.

The Administrative Agent, , the U.S. Collateral Agent and the Lenders, without releasing, discharging, limiting or otherwise affecting in whole or in part any Guarantors’ obligations and liabilities hereunder and without the consent of or notice to the Guarantors may:

(1)	grant time, renewals, extensions, compromises, concessions, waivers, releases, discharges and other indulgences to any Obligor;

(2)	amend, vary, modify, supplement or replace any Loan Document or any other related document or instrument to which such Guarantor is not a party;

(3)	take or abstain from taking security or collateral from any Obligor or from perfecting security or collateral of any Obligor;

(4)

release, discharge, compromise, realize, enforce or otherwise deal with or do any act or thing in respect of (with or without consideration) any and all Collateral, mortgages or other security given by any Obligor or any third party with respect to any of the Obligations or matters contemplated by this Agreement or the other Loan Documents;

(5)	accept compromises or arrangements from any Obligor;

(6)

apply all money at any time received from any Obligor or from any collateral upon such part of the Obligations as they may see fit or change any such application in whole or in part from time to time as they may see fit; and

(7)	otherwise deal with, or waive or modify their right to deal with any other Obligor and all other Persons and securities as they may see fit.

13.9	Equal and Fair Treatment of Administrative Agent and Lenders

The parties hereto agree that if any other lender or lenders to the LAC Parties provide Indebtedness substantially to fund Stage 1 Project Costs and such lenders are afforded or otherwise become entitled to the benefit of materially more favourable terms and conditions than the Administrative Agent, the U.S. Collateral Agent and the Lenders have under this Agreement and the other Loan Documents, then, unless waived by the Lenders, the provisions of this Agreement and/or the other Loan Documents shall be automatically deemed to be amended or otherwise modified to afford the Administrative Agent, the U.S. Collateral Agent and the Lenders the benefit of such more favourable terms and conditions without any further action required by any party hereto. The foregoing provisions in this Section 13.9 shall not: (i) derogate from or diminish any rights that the Lenders or the Administrative Agent or the U.S. Collateral Agent have under any of the Loan Documents; (ii) impose any additional obligation or liability on the Administrative Agent, the U.S. Collateral Agent or any Lender; or (iii) operate as waiver or consent of any kind made by the Lenders, the Administrative Agent or the U.S. Collateral Agent.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized on July 14, 2017.

LITHIUM AMERICAS CORP.

Per:	//W. Thomas Hodgson//
Name: W. Thomas Hodgson
Title: Chief Executive Officer

I have the authority to bind the corporation

Address for Notice:

Lithium Americas Corp.
[Notice details redacted for privacy.]

Attention: Chief Executive Officer
E-Mail: [Notice details redacted for privacy.]

with a copy to:

Cassels Brock & Blackwell LLP
Suite 2200, HSBC Building 885 West Georgia Street
Vancouver, BC V6C 3E8

Attention: David Redford
Email: [Notice details redacted for privacy.]

2265866 ONTARIO INC.

Per:	//W. Thomas Hodgson//
Name: W. Thomas Hodgson
Title: President

I have the authority to bind the corporation

Address for Notice:

2265866 Ontario Inc.
[Notice details redacted for privacy.]

Attention: Chief Executive Officer
Email: [Notice details redacted for privacy.]

with a copy to:

Cassels Brock & Blackwell LLP
Suite 2200, HSBC Building 885 West Georgia Street
Vancouver, BC V6C 3E8

Attention: David Redford
Email: [Notice details redacted for privacy.]

LITHIUM NEVADA CORPORATION

Per:	//W. Thomas Hodgson//
Name: W. Thomas Hodgson
Title: Director

I have the authority to bind the corporation

Address for Notice:

Lithium Nevada Corporation
[Notice details redacted for privacy.]

Attention: Chief Executive Officer
Email: [Notice details redacted for privacy.]

with a copy to

Cassels Brock & Blackwell LLP
Suite 2200, HSBC Building 885 West Georgia Street
Vancouver, BC V6C 3E8

Attention: David Redford
Email: [Notice details redacted for privacy.]

KV PROJECT LLC

Per:	//W. Thomas Hodgson//
Name: W. Thomas Hodgson
Title: Director of Lithium Nevada Corporation, Manager of KV Project LLC

I have the authority to bind the corporation

Address for Notice:

KV Project LLC
[Notice details redacted for privacy.]

Attention: Chief Executive Officer
Email: [Notice details redacted for privacy.]

with a copy to

Cassels Brock & Blackwell LLP
Suite 2200, HSBC Building 885 West Georgia Street
Vancouver, BC V6C 3E8

Attention: David Redford
Email: [Notice details redacted for privacy.]

BNY TRUST COMPANY OF CANADA, as
Administrative Agent

Per:	//J. Steven Broude//
Name: J. Steven Broude
Title: Authorized Signatory

I have the authority to bind the corporation

Address for Notice:
[Notice details redacted for privacy.]

Attention: Corporate Trust Administration
Facsimile: [Notice details redacted for privacy.]
Email: [Notice details redacted for privacy.]

THE BANK OF NEW YORK MELLON, as
U.S. Collateral Agent

Per:	//J. Steven Broude//
Name: J. Steven Broude
Title: Authorized Signatory

I have the authority to bind the corporation

Address for Notice:
[Notice details redacted for privacy.]

Attention: Corporate Trust Administration
Facsimile: [Notice details redacted for privacy.]

BCP INNOVATION PTE. LTD., as Lender

Per:	//Somchai Tejavanija//
Name: Somchai Tejavanija
Title: Director

Per:	//Surachai Kositsareewong//
Name: Surachai Kositsareewong
Title: Director

We have the authority to bind the corporation

Address for Notice:
[Notice details redacted for privacy.]

Attention: Somchai Tejavanija
Email: [Notice details redacted for privacy.]

GFL INTERNATIONAL CO., LTD., as Lender

Per:	//Wang Xiaoshen//
Name: Wang Xiaoshen
Title: Executive Director

I have the authority to bind the corporation

Address for Notice:
[Notice details redacted for privacy.]

GFL International Co., Ltd.
Attention: Director
E-Mail: [Notice details redacted for privacy.]

Schedule 1.1(20) — Form of Borrowing Request

[DATE]

[Administrative Agent]

Attention: ●

Re: Lithium Americas Corp.

Gentlemen and Ladies:

This Borrowing Request is delivered to you pursuant to Section 3.3 of the Amended and Restated Credit and Guarantee Agreement, dated as of ●, 2017 (together with all amendments, if any, from time to time made thereto, the “Credit Agreement”), among Lithium Americas Corp., a corporation formed under the laws of British Columbia (the “Borrower”), the Guarantors, GFL International Co., Ltd. and BCP Innovation Pte. Ltd., as Lenders, The Bank of New York Mellon as U.S. collateral agent (the “U.S. Collateral Agent”) and BNY Trust Company of Canada as administrative agent and collateral agent (the “Administrative Agent”). Unless otherwise defined herein or the context otherwise requires, terms used herein have the meanings provided in the Credit Agreement.

The Borrower hereby requests that a Loan be made in the aggregate principal amount of US$● on ●, 20●.

The Borrower hereby acknowledges that, pursuant to Section 6.2(2) of the Credit Agreement, each of the delivery of this Borrowing Request and the acceptance by the Borrower of the proceeds of the Loans requested hereby constitute a representation and warranty by the Borrower that, on the date of such Loans, and before and after giving effect thereto and to the application of the proceeds therefrom, (i) all statements set forth in Section 6.2(1) are true and correct in all material respects, and (ii) between the date hereof and the date of the previous Borrowing Request [or, if the initial Borrowing Request, the Effective Date] no event has occurred, which alone or together with other events, would reasonably be expected to have a Material Adverse Effect.

The Borrower hereby acknowledges, confirms and agrees that the proceeds of the requested Loan shall be used solely to fund Stage 1 Project Costs, materially in accordance with the sources and uses set out on Schedule A hereto.

The Borrower agrees that if prior to the time of the Borrowing requested hereby any matter certified to herein by it will not be true and correct at such time as if then made, it will immediately so notify the Administrative Agent. Except to the extent, if any, that prior to the time of the Borrowing requested hereby the Administrative Agent shall receive written notice to the contrary from the Borrower, each matter certified to herein shall be deemed once again to be certified as true and correct at the date of such Borrowing as if then made.

Please transfer the proceeds of the Borrowing to the following account of the Borrower (being the Proceeds Account):

[Insert Borrower account information]

The Borrower has caused this Borrowing Request to be executed and delivered, and the certification and warranties contained herein to be made, by its duly Authorized Officer this day of ●, ●.

LITHIUM AMERICAS CORP.

Per:
Name: ●
Title: ●

Schedule A to Borrowing Request

Sources and Uses

Schedule 1.1(35) - Distribution Account

[Distribution Account redacted for confidentiality.]

Schedule 1.1(69) – Investment Accounts

[Investment Accounts redacted for confidentiality.]

Schedule 1.1(74) — Form of Lender Assignment Agreement

[DATE]

[Name of Lender]

Attention: ●

[Administrative Agent]

Attention: ●

Re:	Lender Assignment Agreement

Lithium Americas Corp.

Gentlemen and Ladies:

We refer to Section [12.8(1)] of the Amended and Restated Credit and Guarantee Agreement, dated as of ●, 2017 (together with all amendments, if any, from time to time made thereto, the “Credit Agreement”), among Lithium Americas Corp., a corporation formed under the laws of British Columbia (the “Borrower”), the Guarantors, GFL International Co., Ltd. and BCP Innovation Pte. Ltd., as Lenders, The Bank of New York Mellon as U.S. collateral agent (the “U.S. Collateral Agent”) and BNY Trust Company of Canada as administrative agent and collateral agent (the “Administrative Agent”). Unless otherwise defined herein or the context otherwise requires, terms used herein have the meanings provided in the Credit Agreement.

This agreement is delivered to you pursuant to Section [12.8(1)] of the Credit Agreement and also constitutes notice to each of you, pursuant to the Credit Agreement, of the assignment and delegation to                         (the “Assignee”) of        % of the Loans and Commitments of                         (the “Assignor”) outstanding under the Credit Agreement on the date hereof.

The Assignee hereby acknowledges and confirms that it has received a copy of the Credit Agreement and the exhibits related thereto, together with copies of the documents which were required to be delivered under the Credit Agreement as a condition to the making of the Loans thereunder. The Assignee further confirms and agrees that in becoming a Lender and in making its Commitments and Loans under the Credit Agreement, such actions have and will be made without recourse to, or representation or warranty by the Administrative Agent.

Except as otherwise provided in the Credit Agreement, effective as of the date of acceptance hereof by the Administrative Agent the Assignee

(a)

shall be deemed automatically to have become a party to the Credit Agreement, have all the rights and obligations of a “Lender” under the Credit Agreement and the other Loan Documents as if it were an original signatory thereto to the extent specified in the second paragraph hereof, and

(b)	agrees to be bound by the terms and conditions set forth in the Credit Agreement and the other Loan Documents as if it were an original signatory thereto; and

the Assignor shall be released from its obligations under the Credit Agreement and the other Loan Documents to the extent specified in the second paragraph hereof.

The Assignor and the Assignee hereby agree that the [Assignor] [Assignee] will pay to the Administrative Agent the processing fee referred to in Section 12.8(1) of the Credit Agreement upon the delivery hereof.

The Assignee hereby advises each of you of the following administrative details with respect to the assigned Loans and Commitments and requests the Administrative Agent to acknowledge receipt of this document:

(A) Address for Notices:

Institution Name:

Attention:

Telephone:

Facsimile:

(B) Payment Instructions:

This Agreement may be executed by the Assignor and Assignee in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

[ASSIGNOR]

By:
Name: ●
Title: ●

[ASSIGNEE]

By:
Name: ●
Title: ●

Accepted and Acknowledged

this              day of             , 20

BNY TRUST COMPANY OF CANADA,

as Administrative Agent

By:
Name: ●
Title: ●

Schedule 7.6 – Proceedings

[Proceedings redacted for confidentiality.]

Schedule 7.7 – Intellectual Property

[Intellectual Property redacted for confidentiality.]

Schedule 7.8 – Owned Real Property

[Owned Real Property redacted for confidentiality.]

Schedule 7.9 – Leased Real Property and Material Leases

        1. Leased Real Property

[Leased Real Property redacted for confidentiality.]

        2. Material Leases

[Material Leases redacted for confidentiality.]

Schedule 7.12 – Material Contracts

[Material Contracts redacted for confidentiality.]

Schedule 7.13 – Labour Matters

Nil.

Schedule 7.19 – Benefit Plans

[Benefit Plans redacted for confidentiality.]

Schedule 7.20 – Environmental Matters

Nil.

Schedule 8.2(1)(e) – Indebtedness

[Indebtedness redacted for confidentiality.]

Schedule 8.2(2) – Liens

[Liens redacted for confidentiality.]